Exhibit 99.1

YANDEX N.V.

SHAREHOLDER CIRCULAR

DIVESTMENT OF THE YANDEX GROUP’S RUSSIA-BASED BUSINESSES

To be voted on at:

a meeting of the holders of Class A Ordinary Shares

to be held on March 7, 2024 at 4:00 p.m. CET

and

an Extraordinary General Meeting

to be held immediately following the meeting of the holders of the Class A Ordinary Shares at:

The Company’s offices,

at Schiphol Boulevard 165, 1118 BG Schiphol, the Netherlands

Dated February 8, 2024

Table of Contents

Page

LETTER FROM OUR CHAIRMAN		3

1.	SUMMARY OF THIS SHAREHOLDER CIRCULAR	6

2.	PROPOSAL ONE: THE SALE OF YANDEX RUSSIA	13

3.	PROPOSAL TWO: AMENDMENT OF ARTICLES OF ASSOCIATION	20

4.	ADDITIONAL PROPOSALS	22

5.	FUTURE OF THE COMPANY POST DIVESTMENT	23

6.	TREATMENT OF OUTSTANDING EQUITY AWARDS	28

7.	BACKGROUND AND FURTHER CONTEXT TO THE PROPOSALS	29

8.	STEPS TAKEN BY YANDEX TO DATE	36

9.	RISK FACTORS	39

10.	RECOMMENDATION	44

11.	TIMETABLE	44

12.	GLOSSARY	45

SCHEDULE 1 Notice, Agenda and Explanatory Notes for the Class A Meeting		48

SCHEDULE 2 Notice, Agenda and Explanatory Notes for the EGM		54

LETTER FROM OUR CHAIRMAN

February 8, 2024

Dear Fellow Shareholders,

We invite you to two separate shareholder meetings to be held on March 7, 2024, starting at 4.00 p.m. CET: a meeting of the holders of Class A Ordinary Shares (the “Class A Meeting”), to be followed by an Extraordinary General Meeting of all our ordinary Shareholders (the “EGM”). At both of these meetings (the “Shareholder Meetings”), we will ask our Shareholders to approve the sale (the “Sale”) of all our operations in Russia and certain international markets (“Yandex Russia”), for total consideration of RUB 475 billion (approximately USD 5.2 billion) (subject to adjustments), in a combination of cash and Class A Shares of Yandex N.V. (the “Company”), as we announced on February 5, 2024. In addition, we will be proposing certain amendments to our articles of association (the “Amendment”) and will ask you to adopt our audited annual accounts for 2021 and 2022 and address other matters connected to the Sale.

We are bringing these Proposals to you against the backdrop of the war in Ukraine which, as you well know, has created exceptional challenges over the past two years for our business and the individuals and teams who have made the Yandex Group what it is today. The Board and our management team have been working tirelessly since late February 2022 to navigate through the current crisis: to ensure that our businesses globally continue to meet the vital needs of our users for channels of information and communication, as well as for other on-line and off-line services; to ensure that our staff are safe; and to protect the interests of all of our stakeholders, including our Class A Shareholders.

We announced in November 2022 that we had launched a strategic process to review options to restructure the group’s ownership and governance in light of the unprecedented and exceptional geopolitical environment, with a view to securing the sustainable development and success of our geographically diverse portfolio of businesses over the longer term. We are pleased to confirm that this strategic process has now concluded with the Proposals set out in this Shareholder Circular.

As the international challenges facing Russian businesses continue to expand and countermeasures imposed by the Russian government make it increasingly difficult for foreign companies to manage operations in Russia, it has become clear that the current corporate and ownership structure of our group is no longer viable. We have concluded that it is in the best interests of all of our stakeholders, including our Class A Shareholders, our users and our over 26,000 employees, that we take steps to change the ownership of different parts of our group. In particular, we believe that it is no longer viable for our core Russia-based businesses to continue to be owned by a Dutch parent company with a significant non-Russian shareholding, nor can certain of our promising AI-related businesses develop internationally as part of a Russia-centered group.

Yandex is a unique story. I am proud to have been a part of that story since the very beginning, and I am proud to be part of Yandex N.V.’s next chapter. We believe that the proposed sale will position both parts of the current group to develop and grow for the benefit of their stakeholders.

The Proposals we are bringing to you for approval are the product of an extremely complex and challenging process. First, the Board considered all viable alternatives to secure the future of each of our businesses before deciding that a full sale of the Russia-based businesses was the best route in the current circumstances. Second, in order to prepare both the Russia-based businesses and the retained international businesses for separation and the Sale, we planned and undertook a complex internal corporate reorganization. Finally, we made extensive efforts to identify a buyer group with whom Yandex N.V. could legally transact, and then to negotiate the terms of this unusually complex transaction. As described below, the sale price we have negotiated and agreed reflects a mandatory 50% discount to “fair value”, as currently required by Russian law in connection with the sale of Russian assets by parent companies that are incorporated in countries considered by the Russian government to be “unfriendly”, including the Netherlands.

We anticipate that once this complex transaction has been completed, we will come back to you with details of our plans to return a substantial portion of the net cash proceeds to our remaining Shareholders, which we currently expect will be via a share repurchase offer.

We urge all of our Shareholders to read this document carefully, together with the relevant Shareholder Meeting materials provided to you separately.

The Board unanimously recommends that the Yandex Shareholders vote in favor of the Proposals at the Class A Meeting and the EGM, as applicable.

I encourage all of our Shareholders to vote in favor of the resolutions being presented so that we are able to obtain the best achievable return on our Russia-based businesses, protect the interests of all of our stakeholders, including our users and employees, and then focus on the future of the group as an international and world-class technology leader with a growing portfolio of new innovative products and services.

Shareholder Meetings

The notices, agendas and explanatory notes for the Shareholder Meetings are set out in Schedules 1 and 2 and are available at https://ir.yandex/shareholder-meetings. If you would like to cast your votes by proxy at either meeting, you will have to do so no later than 11:59 p.m. (CET) on March 6, 2024. Please see the Notice of Meeting for each of the Shareholder Meetings for further details.

The Sale requires the approval of a simple majority of votes cast at the Class A Meeting and at the EGM respectively, as well as the approval of the holder of our Priority Share.

In addition, pursuant to the Amendment, we are proposing changes to Yandex’s Articles that are designed to align our governance with our new ownership structure and geographic focus going forward. In particular, we are proposing the elimination of various corporate governance and capital structures that we introduced in 2019, including the authorization of our Priority Share and various board governance mechanics, as described below. The Amendment requires the prior approval of a simple majority of the votes cast at the Class A Meeting and a majority of at least two-thirds (2/3) of the votes cast at the EGM, as well as the approval of our Priority Shareholder.

We will also be presenting our audited annual statutory accounts for financial years 2021 and 2022 (prepared in accordance with IFRS in accordance with the Dutch Corporate Governance Code) at the EGM for adoption (the “Accounts”). As you are aware, we previously presented unaudited statutory accounts for 2021 to the Shareholders at the 2022 annual general meeting. We are now pleased to present the audited Accounts for both 2021 and 2022 to be formally adopted. A simple majority of the votes cast at the EGM will be required to adopt the Accounts.

Furthermore, as described below, part of the consideration for the Sale will consist of Class A Shares in the Company to be delivered to us by the Purchaser. This element of the transaction constitutes a repurchase of our shares, which under Dutch law requires a separate authorization from our Shareholders. As with the Accounts, a simple majority of the votes cast at the EGM will be required to grant this authorization.

As part of the simplification of the corporate governance structure of the Company, the Priority Share will be acquired for nil consideration by the Company and subsequently cancelled in due course. The initial acquisition of the Priority Share is not subject to any shareholder authorization under Dutch law, however its cancellation in the future will require a simple majority of the votes cast at the EGM, unless less than half of the issued capital is represented at the EGM, in which case at least two-thirds (2/3) of the votes cast at the EGM is required.

All your votes are important, and I urge you to cast your votes as soon as you can.

The Shareholder Meetings present an important opportunity for all Yandex Shareholders to express their views by asking questions about the Proposals and what the Sale means for the Company and the Yandex Group going forwards. If you would like to be assured of the fullest possible response to any questions you may have during either of the Shareholder Meetings, it would be helpful if you could give me prior notice of your questions.

Lastly, I would like to thank all of you for your patience. This has been an exceptionally complicated transaction, and we wanted to take the time needed to ensure that we were able to best reflect the interests of all our stakeholders. We believe we have achieved this with what we are proposing to you today. I again encourage you to vote in favor of the Proposals, and of course if you have any questions, you are welcome to write to me at askir@yandex-team.com at any time.

Yours sincerely,

John Boynton

Chairman of the Board

1.	SUMMARY OF THIS SHAREHOLDER CIRCULAR

Introduction

Below, we describe the Proposals and explain why the Board is asking for your approval. Under Dutch law, our Board is required to consider the interests of all our stakeholders, including our users, employees, and the broader community in which we operate, as well as our Shareholders. Our Board firmly believes that these Proposals are in the best interests of the Company and all of its stakeholders, including the Class A Shareholders.

Background

Over a period of more than 25 years, Yandex has built world-class technologies and services that meet the needs of millions of users in our core markets, and in more recent years, globally. Our broad ecosystem of services touches upon many areas of daily life for our users, particularly in Russia where Yandex is the leading internet search provider and ride-hailing service, and much more.

As a result of our significant footprint internationally, as well as our historical focus on the Russian market, we now operate in an incredibly difficult geopolitical landscape. The events of February 2022, their impact on the Russian and global economy, and related stresses in the broader social and business environment during this period continue to cause exceptional challenges for our group and our team.

The Board has been monitoring the Company’s operating environment closely and has been particularly mindful of new and proposed legislation and regulations in Russia that could adversely affect our ownership and control of our businesses in Russia. Furthermore, the ever-changing economic sanctions and export controls regimes applied by the governments of the US, the UK, EU member states and Switzerland, among others, create a difficult operating environment for our businesses, including reluctance on the part of some international parties, including auditors, banks and suppliers, to work with our group.

In November 2022, we announced that our Board had commenced a strategic process to pursue a restructuring of the Yandex Group’s overall ownership and governance with a view to ensuring the Company’s sustainable development and success over the longer term. We are pleased now to present to you the Proposals to implement these goals.

On February 4, 2024, the Company entered into a binding agreement to sell all of its operations in Russia and certain international markets (“Yandex Russia”) for a total of RUB 475 billion (approximately USD 5.2 billion) (subject to adjustments). The consideration value the Company has negotiated and agreed reflects a mandatory discount of 50% to “fair value”, as required by current Russian law and as described in greater detail below. The consideration will be paid in a combination of: (i) cash of at least RUB 230 billion; and (ii) the transfer to the Company of up to 176 million of our Class A Shares (the “Consideration Shares”). We understand that the Purchaser already holds or will acquire the Consideration Shares, subject to the requisite Company Shareholder approvals required for the Sale and regulatory consents being procured, from holders who hold their shares through the Russian depositary infrastructure either for cash or shares in the Target, as described in further detail in Section 2 (Proposal One: The Sale of Yandex Russia). Following the final completion of the Sale, Yandex N.V. will have no remaining interest in the Yandex Russia businesses (other than limited obligations through May 2024 under the transitional services arrangements described below).

The Company will retain a portfolio of international businesses and other non-Russian assets (the “International Businesses”), as described in detail in Section 5 (Future of the Company Post Divestment), in particular:

•	Nebius AI, an AI cloud platform that is one of the largest providers of GPU capacity in Europe;

•	Toloka AI, a data solutions partner for generative AI and Large Language Model development;

•	Avride, one of the leading developers of self-driving technologies; and

•	TripleTen, an EdTech service that equips people with in-demand tech skills.

Following completion of the Sale, the number of outstanding Class A Shares will be reduced by the number of Consideration Shares. Such shares will be held in treasury pending use under the Company’s employee equity incentive plan and future financing transactions. We intend to retain a portion of the cash consideration to finance the development of the retained International Businesses, and to return a significant proportion of such net proceeds (after adjustments, applicable taxes and other expenses) to our remaining Shareholders, which we currently expect will be through a share repurchase offer.

The Sale will be implemented in two stages, with the Purchaser taking a controlling stake of approximately 68% in the Target at the First Completion, and the remaining stake following at Second Completion. These stages are described in greater detail in Section 2 (Proposal One: The Sale of Yandex Russia).

With effect from the First Completion of the Sale, the Company plans to delist its Class A Shares from the Moscow Exchange. We will seek to maintain the listing of our Class A Shares on Nasdaq, although we can provide no assurance that we will be successful in this regard, or when or if trading of our Class A Shares on Nasdaq will resume.

We expect that the holding company for the Yandex Russia businesses to be divested, which we refer to as the “Target”, will obtain a listing of its own securities on the Moscow Exchange as of the First Completion.

Required Shareholder Approvals

Proposal One: Under our current Articles, the approval of a simple majority of the votes cast at a Class A Meeting is required for the disposal of a participating interest in the capital of a Yandex Group company with a value of at least one-third of the sum of the assets according to the consolidated balance sheet in the last adopted annual accounts of the Company. Accordingly, such majority approval of the Class A Meeting is required for the Sale.

Proposal Two: Pursuant to the Amendment, we seek to implement a more simplified capital structure and governance regime following the divestment of all of our Russia-based businesses. The Amendment is conditional upon, and will take effect from, the First Completion and will require the prior approval of a simple majority of the votes cast at the Class A Meeting and a majority of at least two-thirds (2/3) of the votes cast at the EGM. Certain provisions of the Amendment will require a higher majority of at least three-quarters (3/4) of the votes cast at the Class A Meeting and will only take effect if such additional threshold is met.

Furthermore, both the Sale and the Amendment will require the prior approval of the Public Interest Foundation, as holder of our Priority Share. We understand that the Public Interest Foundation intends to vote in favor of the proposed Sale and Amendment.

Additional Proposals: Pursuant to our current Articles, we will require the approval of a simple majority of the votes cast at the EGM in order to adopt the annual statutory accounts of the Company for each of the 2021 and 2022 financial years (prepared in accordance with IFRS in accordance with the Dutch Corporate Governance Code). In addition, part of our Sale will involve Consideration Shares (set out in more detail below and in Section 2 (Proposal One: The Sale of Yandex Russia)). For the purposes of Dutch law, this element of the consideration in our own shares will constitute a repurchase of shares for which an authorization for the Board by the EGM is required. Such authorization will require a simple majority of the votes cast at the EGM. Lastly, as part of the simplification of the corporate governance structure of the Company, the Priority Share will be acquired by the Company for nil consideration and subsequently cancelled. In order to cancel the Priority Share, a simple majority of the votes cast at the EGM is required, unless less than half of the issued capital is represented at the EGM, in which case at least two-thirds (2/3) of the votes cast at the EGM is required (together with the proposals to adopt the Accounts and the authorization for the repurchase of the Consideration Shares, the “Additional Proposals”).

Overview of the Sale

The first Proposal relates to the Sale, which entails the divestment of all our businesses in Russia and certain businesses in international markets (except for the retained International Businesses). This represents the divestment of a substantial majority of the assets and revenue-generating businesses of the Yandex Group. To effect this Sale, we are first completing an internal corporate reorganization, described in further detail below, to form the Target as the single intermediate Russian holding company for the businesses to be divested.

Reorganization

The Company is the direct and indirect owner of more than 200 subsidiaries located in over 30 jurisdictions, including nearly 80 companies incorporated in Russia.

To facilitate the Sale, the Company has incorporated the Target, called IJSC Yandex, a new international joint stock company incorporated in the Special Administrative Region in the Kaliningrad oblast of Russia.

Purchaser

The Purchaser is “Consortium.First”, a newly formed closed-end mutual investment combined fund managed by “Solid Management”, a Russian joint stock company and licensed trust manager, acting as trustee. The Purchaser Consortium, led by members of the senior management team of Yandex Russia and supported by four financial investors, is described below. None of the participants in the Purchaser will have a controlling stake in the Purchaser Consortium, nor is any member a target of, or owned or controlled by a target of, comprehensive blocking sanctions or asset freezes in the US, EU, UK, or Switzerland.

The participants in the Purchaser are:

•	“FMP”, a special purpose limited liability company formed and owned by members of the senior management team of the Yandex Russia businesses. Following the public announcement of the Sale, it is expected that up to 50 persons in total will participate in FMP;

•	“Argonaut”, a closed-end mutual investment combined fund organized under the laws of Russia, which is ultimately owned by PJSC Lukoil. The trust manager of “Argonaut” is Asset Management Company “Lerta Capital” Limited, a limited liability company and licensed trust manager;

•	“Infinity Management”, a special purpose joint stock company that is wholly owned by Alexander Chachava, a venture capital investor and the founder of LETA Capital VC fund and owner of My.Games;

•	“IT.Elaboration”, a special purpose joint stock company that is wholly owned by Pavel Prass, a businessman with a longstanding career in the investment management sector and the sole beneficial owner and executive of Specialized Depositary INFINITUM, an independent financial institution and specialized depositary in Russia; and

•	“Meridian-Servis”, a special purpose limited liability company that is wholly owned by Alexander Ryazanov, a seasoned businessman previously active primarily in the oil and gas sector who currently holds an array of diversified investments, primarily in the agricultural and infrastructure development industries.

Further details regarding the members of the consortium represented by the Purchaser are set out in Section 2 (Proposal One: The Sale of Yandex Russia).

Key Terms and Timeline

The Sale will be implemented in two stages. At First Completion, we will sell a controlling stake of approximately 68% in the Target to the Purchaser, for consideration consisting of a combination of the cash equivalent of RUB 230 billion and up to 67.8 million Class A Shares.

First Completion is subject to certain conditions precedent, including required regulatory approvals and our Shareholders’ approval. First Completion is also subject to the condition that no sanctions apply to the Purchaser entity or the Company that would have the effect of making unlawful, prohibiting or otherwise restricting the First Completion. We anticipate that First Completion will occur in the first half of 2024.

Prior to First Completion, we understand that the Purchaser may seek to acquire Yandex N.V. Class A Shares from certain of our public shareholders who hold their shares through the Russian depositary infrastructure either for cash or in exchange for shares in the Target.

At the Second Completion, the Purchaser will pay for the remaining stake of the Target, satisfied by a combination of any Class A Shares it acquired, and/or cash, as discussed in more detail below in the “Valuation and Consideration” section. The Second Completion will occur within seven weeks of the First Completion.

Valuation and Consideration

The negotiated and agreed consideration for the Target is RUB 475 billion (approximately USD 5.2 billion as of February 5, 2024, the date we announced the Sale) (subject to adjustments). This purchase price reflects the mandatory 50% discount to “fair value” (determined on the basis of an independent valuation, as required by the Commission in connection with exits from Russia by “unfriendly” parties, as described in Section 7 (Background and Further Context to the Proposals)).

The Yandex Russia businesses being sold represented more than 95% of the Yandex Group’s consolidated revenues in the first nine months of 2023, and approximately 95% of the group’s consolidated assets and employees.

The consideration for the Sale will consist of a combination of cash and the Company’s Class A Shares (the “Consideration Shares”). We understand that the Purchaser already holds or will acquire the Consideration Shares, subject to the requisite Company Shareholder approvals required for the Sale and regulatory consents being procured, from holders through the Russian depositary infrastructure either for cash or in exchange for shares in the Target prior to the First Completion and Second Completion, respectively. The exact aggregate number of Consideration Shares to be delivered at both the First and Second Completions will not be known until the Second Completion, but will not exceed 176 million Class A Shares, or 49% of the Company’s outstanding shares as of the date of this Shareholder Circular.

The cash consideration to be paid at the First Completion will be RUB 230 billion (approximately USD 2.5 billion as of February 5, 2024, the date we announced the Sale) (subject to currency conversions and other adjustments). The additional cash consideration to be paid at the Second Completion will depend on the number of Consideration Shares that are delivered at such closing and will range in value between zero (assuming all consideration at Second Completion will be delivered in Consideration Shares) and RUB 135 billion (assuming 67.8 million of Consideration Shares will be delivered at First Completion and no Consideration Shares will be delivered at Second Completion).

The cash consideration will be paid outside of Russia in Chinese Yuan (as traded outside of mainland China, referred to as CNH).

The net amount of cash that may ultimately be available for distribution to Shareholders will be lower than the total cash consideration received, and may be reduced by a number of factors, including:

•	withholding and other taxes payable;

•	reserves for taxes or other contingencies;

•	foreign exchange losses or costs in connection with the required conversions from Rubles to Yuan and from Yuan to US dollars or euro;

•	any adjustments to the consideration as a result of financial leakage claims;

•	transaction expenses; and

•	the amount determined by the Board to be retained to finance the development of the International Businesses.

Transitional Services Arrangements

As is customary in divestment transactions, Yandex N.V. will enter into limited transition services arrangements with the Yandex Russia businesses to ensure the complete separation and continuity of both the divested and retained businesses. These services will include information, financial reporting, treasury, hosting and training services. The total expenses payable by the Company and the International Businesses will not exceed $500,000. Such arrangements will terminate in May 2024.

Summary of Amendments to Articles

The second Proposal is to adopt the Amendment, consisting of various changes to our Company’s Articles, with the aim of simplifying our capital and governance structure following the Company’s exit from the Russian market. The Amendment is conditional upon, and will take effect from, the First Completion.

In 2019, our Shareholders approved a significant overhaul to our corporate governance structure. At that time, we introduced a number of governance mechanisms designed to address specific public interest concerns identified by the Board, particularly related to increasing concerns on the part of the Russian government regarding foreign (non-Russian) influence on companies that provide internet services and collect personal data from users based in Russia. This included the formation of a new Public Interest Foundation and the issuance to this body of a so-called Priority Share in the Company, which gave the foundation an effective veto over significant disposals of the Yandex Group’s business and the right to appoint two so-called ‘Designated Directors’ to our Board.

Following the Sale and the severance of the Company’s links to Russia, these elements of our corporate governance will be obsolete and unnecessary. The proposed Amendment will eliminate the Priority Share and its related powers, the concept of “Designated Directors”, and related board governance matters.

While we have summarized the key changes to our Articles, we recommend that you read the Amendment in full.

Additional Proposals

As you are aware, we previously presented unaudited statutory accounts for the 2021 financial year to the Shareholders at the 2022 annual general meeting. At that time, our existing auditor terminated its engagement in light of compliance concerns. We are now presenting to our Shareholders for approval the annual audited accounts for each of the financial years 2021 and 2022 (prepared in accordance with IFRS in accordance with the Dutch Corporate Governance Code) for formal adoption.

As described above, the acquisition by the Company of the Consideration Shares as partial consideration for the Sale will constitute a repurchase of our own shares, which is subject to separate shareholder authorization by the EGM.

Lastly, as part of the simplification of the corporate governance structure of the Company as referred to earlier in this Section 1 (Summary of this Shareholder Circular), the Priority Share will be acquired by the Company for nil consideration and subsequently cancelled in due course. The initial acquisition of the Priority Share is not subject to any shareholder authorization under Dutch law, however its cancellation in the future will require a simple majority of the votes cast at the EGM, unless less than half of the issued capital is represented at the EGM, in which case at least two-thirds (2/3) of the votes cast at the EGM is required.

Further details regarding these Additional Proposals are set out in Section 4 (Additional Proposals).

THE COMPANY HAS NOT MADE ANY TENDER OFFER TO SHAREHOLDERS TO DATE AND IS NOT PARTY TO, NOR HAS IT AUTHORIZED, THE OFFER FOR SHARES IN THE COMPANY ANNOUNCED BY SOUTHEY CAPITAL ON JANUARY 12, 2024. THAT OFFER IS ENTIRELY UNCONNECTED TO THE CORPORATE RESTRUCTURING AND DIVESTMENT TRANSACTIONS CONTEMPLATED BY THIS SHAREHOLDER CIRCULAR. SHAREHOLDERS ARE URGED TO REVIEW AND CONSIDER THE CONTENTS OF THIS SHAREHOLDER CIRCULAR BEFORE TAKING ANY ACTION WITH RESPECT TO THE TENDER OFFER ANNOUNCED BY SOUTHEY CAPITAL.

Risk Factors

The Board believes that the Sale will achieve the best possible outcome for our Shareholders in the current extraordinary geopolitical and economic environment resulting from the events of February 2022. The Board has also formed the view that the terms of the Sale will benefit Yandex’s Class A Shareholders as a whole. However, the Proposals will result in significant changes to the Company’s business and our organization generally, and entails a number of risks. For a detailed description of the key risks relating to the Sale and the Amendment, see Section 9 (Risk Factors).

2.	PROPOSAL ONE: THE SALE OF YANDEX RUSSIA

Parties to the Sale

The Seller

The Company is the seller.

The Target

The Target, IJSC Yandex, is a newly incorporated international joint stock company that will hold all of Yandex N.V.’s interests in the Yandex Russia businesses as of First Completion, and is the entity being sold pursuant to the Sale.

The Purchaser

The Purchaser of the shares in the Target is “Consortium.First”, a newly formed closed-end mutual investment combined fund managed by “Solid Management”, a Russian licensed trust manager, as trustee. The details of the consortium of investors participating in the Purchaser are provided below.

The Purchaser Consortium

The Purchaser Consortium, led by members of the senior management team of Yandex Russia’s businesses, and supported by four financial investors, is described below. None of the members will have a controlling stake in the Purchaser Consortium nor is any member a target of, or owned or controlled by a target of, comprehensive blocking sanctions or asset freezes in the US, EU, UK or Switzerland. The participants in the Purchaser are:

•	“FMP”, a special purpose limited liability company formed and owned by members of the senior management team of the Yandex Russia businesses. Following the public announcement of the Sale, it is expected that up to 50 persons in total will participate in FMP, with no individual ultimately holding an indirect economic interest in the Target through FMP greater than 5%. No persons who are targets of blocking sanctions in the US, EU, UK or Switzerland will participate. FMP will hold 35% of the equity of the Purchaser;

•	“Argonaut”, a closed-end mutual investment combined fund organized under the laws of Russia, which is ultimately wholly owned by PJSC Lukoil. The trust manager of “Argonaut” is Asset Management Company “Lerta Capital” Limited, a limited liability company and licensed trust manager. Lerta Capital will hold 15% of the equity of the Purchaser;

•	“Infinity Management”, a special purpose joint stock company that is wholly owned by Alexander Chachava, a venture capital investor and the founder of LETA Capital VC fund and owner of My.Games. Infinity Management will hold 25% of the equity in the Purchaser;

•	“IT.Elaboration”, a special purpose joint stock company that is wholly owned by Pavel Prass, a businessman with a longstanding career in the investment management sector and the sole beneficial owner and executive of Specialized Depositary INFINITUM (an independent financial institution and specialized depositary in Russia). IT.Elaboration will hold 15% of the equity of the Purchaser; and

•	“Meridian-Servis”, a special purpose limited liability company that is wholly owned by Alexander Ryazanov, a seasoned businessman previously active primarily in the oil and gas sector who currently holds an array of diversified investments, primarily in the agricultural and infrastructure development industries. Meridian-Servis will hold 10% of the equity in the Purchaser.

We understand that the Purchaser will obtain debt financing in Russia for a substantial part of the cash consideration.

With a view to ensuring strict compliance with all applicable sanctions laws, we conducted extensive due diligence on the Purchaser and the members of the Purchaser Consortium, including background searches by a reputable international investigations firm. In addition, we have engaged in extensive discussions with the relevant authorities in the US and the EU, including in the Netherlands, with respect to certain other aspects of the proposed Sale which raise sanctions compliance considerations with a view to ensuring compliance with applicable economic sanctions in all respects.

Valuation and Consideration

The total consideration negotiated between the parties for the Sale is RUB 475 billion (approximately USD 5.2 billion as at February 5, 2024, the date we announced the Sale) (subject to adjustments). The Sale is subject to Commission approval, among other approvals, as described in further detail in Section 7 (Background and Further Context to the Proposals). One of the conditions to the Commission’s approval of an exit from Russia by an “unfriendly”, non-Russian entity, is that the consideration must reflect a discount of not less than 50% of the “fair value” of the asset (as determined pursuant to a prescribed independent valuation process). The aggregate market capitalization of the Company, including Yandex Russia and the International Businesses, was approximately $10.2 billion (RUB 918 billion) based on the volume-weighted average sale price per Class A Share on the Moscow Exchange in the three-month period ending January 31, 2024.

Although it has not been possible in the circumstances for the Board to obtain a “fairness” opinion from an international financial institution in connection with the Sale, the Board believes that the negotiated consideration represents the highest valuation that can be achieved in the circumstances.

The total consideration will consist of a combination of cash and Class A Shares in the Company, referred to as the Consideration Shares.

We understand that a number of the Consideration Shares are currently held by the Purchaser or will, subject to the required Shareholder approvals for the Sale and regulatory consents being procured, be acquired by the Purchaser from holders through the Russian depositary infrastructure either for cash or shares in the Target. The acquisition by the Company of the Consideration Shares constitutes a repurchase of our own shares, which is subject to separate shareholder authorization by the EGM. It will be proposed to authorize the Board to repurchase shares in the capital of the Company up to a maximum, pursuant to Dutch law, of 50% of the issued share capital of the Company against a purchase price to be set by the Board within the non-cash part of the total consideration for the Sale that is payable in Consideration Shares by the Purchaser. The total number of Consideration Shares will not exceed approximately 176 million Class A shares, representing up to 49% of the Company’s outstanding ordinary shares.

Conditions and Expected Closing Timeline

First Completion

Pursuant to the Share Purchase Agreement, First Completion is conditional upon, among other things, the satisfaction of customary conditions, including the following conditions being satisfied on or before 5.30 p.m. (Amsterdam time) on April 2, 2024, and continuing to be satisfied at First Completion:

•	the requisite Company Shareholder approvals, as described in this Shareholder Circular;

•	there being no sanctions (or other restraint) applying to either the Company, the Purchaser or any members of the Purchaser Consortium which have the effect of prohibiting or otherwise restricting the Sale or performance of any obligations in connection therewith, as described further below;

•	transaction approval from the Commission having been given and not having been revoked or amended (specifically, the approval of the Sub-commission of the Government Commission for Control over Foreign Investments in Russia issued in accordance with President’s Decree No. 618 dated September 8, 2022, and President’s Decree No. 81 dated March 1, 2022, or confirmation from the Commission that its consent for consummation of the Sale is not required);

•	Russian Presidential approval for the transaction having been given and not having been revoked or amended (specifically, a Decree No. 520 Consent, meaning the consent of the Russian President for the indirect transfer of the shares in the share capital of JSC Yandex Bank as part of the transaction, issued in accordance with President’s decree No. 520 dated August 5, 2022 “On special economic measures in financial and fuel and energy spheres in connection with unfriendly acts of certain foreign states and international organizations”);

•	the consent of the Central Bank of Russia to the indirect transfer of the shares in the share capital of JSC Yandex Bank as part of the Sale having been given and not having been revoked or amended;

•	antitrust approval from the Federal Antimonopoly Service of Russia for the Purchaser to acquire the shares in the Target having been given and not having been revoked or amended; and

•	other relevant and applicable regulatory and third-party approvals.

We anticipate that First Completion will occur in the first half of 2024.

Second Completion

Second Completion will occur as soon as reasonably practicable following the date of First Completion, and in any event no later than approximately seven weeks after the First Completion.

Warranties

The Share Purchase Agreement contains customary warranties and covenants of each of the parties thereto.

Indemnities

Pursuant to the Share Purchase Agreement, and subject to First Completion having occurred, the Company, as seller, covenants to pay to the Purchaser on demand, on a RUB for RUB basis, an amount equal to the amount of any financial “leakage” since the locked-box accounts date of September 30, 2023 (to the extent the relevant leakage has not already been compensated to the Purchaser by way of deduction of any agreed leakage amounts), and to indemnify the Purchaser and keep it indemnified on an after tax basis (if any tax is payable by the Purchaser on any amount received by it under the indemnity) from and against, any damages, penalties, fines, liabilities, claims, obligations, losses and reasonable expenses (including court costs and attorneys’ fees) which the Purchaser or any member of the Target group incurs or suffers as a consequence of or by reference to such breach of the leakage provisions.

Furthermore, the Company has agreed to indemnify the Purchaser and keep it indemnified on an after tax basis from and against, any liabilities, claims, losses, damages, fines, penalties, costs and charges which the Purchaser or any member of the Target group incurs or suffers as a consequence of or by reference to: (i) matters relating to legal and beneficial title to shares in the capital of Target and its subsidiaries; and (ii) certain tax matters relating to the complex internal corporate reorganization implemented by the Seller to effect this Sale and any actual tax liability of the Target group to make a payment to tax in certain jurisdictions, which arises therefrom. Each of the indemnities in (i) and (ii) of the foregoing are subject to customary limitations on the Seller’s liability pursuant to the terms of the Share Purchase Agreement.

Sanctions Risk Protections

“No Sanctions” and “No Restraint” Conditions to First Completion

Pursuant to the Share Purchase Agreement and as described above, First Completion is conditional on, among other things, there being no sanctions (or other restraint) applying to either the Company, the Purchaser or any members of the Purchaser Consortium that have the effect of prohibiting or otherwise restricting the Sale or performance of any obligations in connection therewith. Furthermore, the Share Purchase Agreement includes customarily broad definitions of terms such as “Sanctions”, “Sanctions Authority”, “Sanctions List”, and “Sanctioned Person”, referencing the US, UK, EU and United Nations authorities, and any freezing or blocking sanctions, respectively.

Standstill and Lock Up Period

Under the Share Purchase Agreement, each of the Purchaser and members of the Purchaser Consortium, and their respective affiliates, are bound by certain “standstill” provisions until the one-year anniversary of the First Completion. The standstill provisions include agreements not to, among other things:

•	make or publicly promote or publicly support a tender or other offer by any other person or group, the consummation of which would result in a change in the legal or beneficial ownership of the shares in the Target;

•	publicly propose (i) any merger, consolidation, business combination, tender offer, purchase of all or substantially all of the Target’s assets or businesses, or similar transaction involving the Target, or (ii) any recapitalization, restructuring, liquidation or other extraordinary transaction with respect to the Target;

•	deposit any shares in the Target in a voting trust or subject any shares in the Target to any arrangement or agreement with respect to the voting of such shares in a manner that would or could reasonably be expected to allow any third party to take any action in the two sub-paragraphs above; or

•	enter into detailed negotiations, arrangements or agreements with any person relating to any actions prohibited in three sub-paragraphs above.

The Share Purchase Agreement also provides for certain “lock up” restrictions on each of the Purchaser and the Purchaser Consortium members’ ability to dispose of any shares in the Target beneficially owned by the Purchaser or the Purchaser Consortium until the one-year anniversary of First Completion, subject to customary and limited exceptions. In addition, the Purchaser has agreed to procure that each member of the Purchaser Consortium will not dispose of their participation units in the Purchaser vehicle during the same period. Furthermore, the Purchaser must provide confirmation of compliance with these provisions as may be reasonably requested by the Company from time to time. The limited exceptions to these restrictions include, among other things: (i) any transfer of the shares in exchange for Class A Shares as part of the consideration pursuant to the Sale; (ii) transfers to certain permitted assignees or among the Purchaser Consortium; or (iii) certain actions in connection with providing funding to the Purchaser or member of the Purchaser Consortium in connection with the Sale.

Sanctions Warranties

The Share Purchase Agreement includes the following sanctions-related warranties, given by the Purchaser:

•	No Sanctions. None of the Purchaser, any member of the Purchaser Consortium or any of their affiliates are the target of sanctions (including freezing or blocking sanctions applied by the US, UK, EU and United Nations).

•	Beneficial Ownership. The identity of each and any member of the Purchaser Consortium, which for the avoidance of doubt includes such investors’ ultimate beneficial owners, to the extent applicable, as provided to the Company prior to the date of the Share Purchase Agreement is true and accurate.

•	Source of Funds. The funds the Purchaser will use for the cash consideration under the Sale does not derive in any way from any transaction with or action involving a target of sanctions, to the extent the use of the funds would have the effect of making the Sale or any party’s obligations pursuant to it unlawful, prohibited or otherwise restricted.

•	Purchase for Own Account. Each participant in the Purchaser Consortium is acting as a principal and not as an agent.

•	No Back-to-Back Arrangements. The Purchaser has (and so far as the Purchaser is aware, each member of the Purchaser Consortium has) no present agreement, undertaking, arrangement, obligation, or commitment providing for the direct or indirect disposition of the Sale shares, save in respect of the transactions contemplated by the exceptions to the lock up, as described above.

Potential Acquisitions of Shares and Sanctions Protections

In connection with any potential acquisitions by the Purchaser of the Consideration Shares from shareholders who hold their shares outside the on-exchange systems in Russia, the Purchaser has undertaken to not knowingly acquire any such shares from sanctioned parties.

The Class A Shares that are publicly traded in Russia are currently held by nearly 1 million holders; it is therefore impracticable to identify all of the ultimate holders through customary brokerage accounts.

Assignability

The Sale is structured as a non-transferable transaction; none of the Purchaser, the underlying Purchaser Consortium members, or any of their affiliates, can assign the benefit of any transaction document, save for, following First Completion, to its permitted assignees (meaning any existing member of the Purchaser Consortium or a subsidiary that is solely, wholly, and beneficially owned and controlled by such investor, provided that such person is not sanctioned).

“Compromised Investor” Replacement Mechanism

The Purchaser has undertaken that if, between signing of the Share Purchase Agreement (which took place on February 4, 2024) and First Completion, any member of the Purchaser Consortium becomes sanctioned (or fails any Company or counterparty “know-your-customer” compliance procedures), the Purchaser entity is not entitled to issue any funding notice to that person and, instead, it must seek replacement funding, provided that such funding is not from a sanctioned person.

Restrictive Covenants

The Company has agreed to certain non-compete obligations, for a period of five years following the First Completion. The Company and its affiliates will be permitted to operate the International Businesses, including any development or natural evolution of the International Businesses, globally (save for in Russia and Belarus) at any time, provided that during the five year non-compete period, the Company shall not engage in or otherwise be concerned with:

•	the principal businesses of Yandex Russia, as conducted at First Completion, in any territory worldwide (a “Restricted Business”), or

•	any development or natural evolution of the International Businesses outside of their original scope, if such business develops in a way as to be engaged or otherwise concerned with a Restricted Business.

As part of the Sale, the Company has also agreed to non-solicitation and non-hire for a period of five years following First Completion. During this period, the Company and its affiliates shall not solicit, attempt to solicit, engage or hire or attempt or engage or hire any employee of the Yandex Russia businesses to work for the Company or its affiliates. The restrictions apply, subject to certain exceptions, to certain individuals who were employed by the Yandex Russia businesses in the 12 months prior to First Completion or who are subsequently hired within the three years post-First Completion.

3.	PROPOSAL TWO: AMENDMENT OF ARTICLES OF ASSOCIATION

This description relating to the Amendment to our Articles is qualified in its entirety by reference to the revised Articles, a copy of which is available on our website. You should review the entire proposed Amendment carefully, as this is the legal document which governs our Company.

The proposed Amendment to our Articles is intended to provide for a more simplified and standard capital structure and governance regime following the divestment of the Yandex Russia businesses. We set out a summary of those changes here.

The Amendment is conditional upon, and will take effect from, the First Completion.

Priority Share

The Public Interest Foundation currently holds the Priority Share in our Company, which allows it to make a binding nomination of two directors to the Company’s Board. Currently, our so called “Designated Directors” are Alexey Yakovitsky and Andrey Betin. The Priority Share also gives the Public Interest Foundation an effective veto over the sale of our material businesses, among other rights. These mechanisms were introduced in 2019 with the intention of addressing concerns around matters of significant public interest, including with respect to foreign (non-Russian) influence on companies that provide internet services and collect personal data from users based in Russia. In addition, the Designated Directors sit on the Public Interest Committee of our Board, which has certain veto rights with respect to decisions that relate to the provision of direct access to personal data of Russian users to foreign persons, or the disposal of material intellectual property rights of our Russian businesses.

Following the divestment of Yandex Russia pursuant to the proposed Sale, these provisions will no longer be of relevance to our Company and the International Businesses. As such, these provisions will be deleted from our Articles.

As part of the simplification of the corporate governance structure of the Company as referred to above, the Priority Share will be acquired by the Company for nil consideration and cancelled in due course in accordance with Dutch legal requirements. Under our current Articles, this transfer of the Priority Share back to the Company requires a notarial deed of transfer. The Amendment will permit such transfer to be effected by private deed, without the involvement of a notary.

Provisions relating to the Priority Shareholder and the Priority Share will be removed from the Articles, including in particular the rights:

•	to approve the accumulation by a party, group of related parties or parties acting in concert, of the legal or beneficial ownership of shares representing 10% or more, in number or by voting power, of the outstanding Class A and Class B Shares (taken together), if the Board has otherwise approved such accumulation of shares;

•	to approve a decision of the Board to sell, transfer or otherwise dispose of, directly and indirectly, all or substantially all of our assets to one or more third parties in any transaction or series of related transactions, including the sale of Yandex LLC; and

•	to make binding nominations for the appointment of two Designated Directors.

Future Governance

The amended Articles will provide for a Board consisting of one or more executive directors and three or more non-executive directors, provided that the Board will always consist of a majority of non-executive members. The CEO will be appointed from the pool of executive directors by a simple majority of the Board.

Further details with respect to Governance are detailed in Section 5 (Future of the Company Post Divestment).

Compliance with Sanctions

Pursuant to the Amendment, the Board will have discretion to refuse admittance or participation of a Shareholder in a general meeting of Shareholders if that Shareholder (or its ultimate beneficial owner(s)) is a target of blocking sanctions imposed by the US, UK, EU or Switzerland. Similarly, the Amendment will include safeguards to ensure that the Board has discretion to exclude any such Shareholder from receiving any dividend payments to be distributed by the Company.

4.	ADDITIONAL PROPOSALS

In addition to the Sale and the Amendment, our Shareholders will be asked to adopt two sets of annual accounts, to authorize the Board to repurchase our Class A Shares in connection with the Sale and to approve the cancellation of the Priority Share.

Proposals Three and Four

Pursuant to Dutch corporate law, our Company is required to submit our annual accounts to our Shareholders for approval. Our unaudited statutory accounts for the financial year 2021 (prepared in accordance with IFRS and the Dutch Corporate Governance Code) have been presented to the Shareholders at the 2022 annual general meeting. Such accounts have now been audited, and we are pleased to present them, together with the audited accounts for the financial year 2022 (also prepared in accordance with IFRS and the Dutch Corporate Governance Code) to the Shareholders to be adopted formally.

The approval of our Accounts will require a simple majority of votes cast at the EGM.

Proposal Five

As described above, the acquisition of Class A Shares from the Purchaser as partial consideration for the Sale will constitute a repurchase of our own shares.

The authorization for the Board to acquire the Consideration Shares will require a simple majority of votes cast at the EGM.

Proposal Six

As part of the simplification of the corporate governance structure of the Company, the Priority Share will be acquired for nil consideration by the Company and subsequently cancelled in due course. The initial acquisition of the Priority Share is not subject to any shareholder authorization under Dutch law, however its cancellation in the future will require a simple majority of the votes cast at the EGM, unless less than half of the issued capital is represented at the EGM, in which case at least two-thirds (2/3) of the votes cast at the EGM is required.

5.	FUTURE OF THE COMPANY POST DIVESTMENT

Operations

Following the Sale, the Company will retain a portfolio of international businesses and other non-Russian assets. The core businesses will include:

•	Nebius AI, an AI cloud platform that is one of the largest providers of GPU capacity in Europe;

•	Toloka AI, a data solutions partner for generative AI (“GenAI”) and Large Language Model (“LLM”) development;

•	Avride, one of the leading developers of self-driving technologies;

•	TripleTen, an EdTech service that equips people with in-demand tech skills;

•	a cutting-edge data center located in Finland; and

•	minority investments in other technology businesses.

We refer to these as the “International Businesses”.

The International Businesses are building an AI-focused suite of services and solutions initially to target markets in Europe, the US and the Middle East. In pursuit of this objective, the focus is on developing a multi-layered stack comprising in-demand infrastructure, data and expertise solutions crucial for successful AI development and deployment. The design of the AI Stack primarily aims to democratize AI development, making it accessible to small and medium-sized AI ventures and non-IT businesses. The stack eliminates entry barriers traditionally caused by limited access to hardware, training data and in-house expertise, while fostering efficiency gains across the entire AI lifecycle for teams to focus on product development.

•	Nebius AI

Nebius AI is an AI-centric cloud platform that offers robust infrastructure and computing capacity for seamless AI deployment and machine-learning (“ML”) oriented solutions. Nebius AI addresses the shortage of AI compute by being one of the largest providers of GPU capacity in Europe, including top-tier NVIDIA H100. We see considerable opportunity to roll-out Nebius product offering across the EMEA region.

The team includes over 400 seasoned experts in hardware infrastructure, cloud software development and AI, as well as LLM and ML pioneers, who previously built transformer models which today serve over 50 million users. Supported by its own GPUs and in-house model training, Nebius AI is perfectly positioned to offer tailored-made LLMs.

Nebius AI’s proprietary data center in Finland excels in energy efficiency, allowing a five times lower overhead energy consumption compared to the global average. The data center adopts sustainable solutions such as free cooling and an award-winning heat recovery system, channeling recovered server heat to warm local homes. It also features in-house designed server racks tailored to meet the specific requirements of LLM and ML workloads.

The data center houses Europe’s most powerful commercially available supercomputer that ranks as the 16th among the 500 most powerful globally (within the top 3%). Beyond delivering technical advantages, the in-house infrastructure development optimizes costs, resulting in more affordable prices for clients. As of December 2023, the data center has housed a total of 2,800 GPUs, with the capacity to host up to 15,000 GPUs.

•	Toloka AI

Toloka AI offers data-for-GenAI solutions at every stage of the GenAI lifecycle, from data annotation and generation, model training and fine-tuning, to quality assessment of LLMs for accuracy and reliability. Toloka AI’s solutions leverage both AI-powered auto labeling and human expert input to ensure quality and optimized cost. Toloka AI is distinguished by one of the most diverse crowds and expert networks covering 120 countries, speaking over 40 languages and over 20 knowledge domains.

The company boasts over a decade of expertise in data labeling and ML training and is trusted by clients that are technology leaders from Fortune 500s and leaders in Gen-AI industry. In 2023, revenue from large enterprise clients continued to grow, showcasing a robust and positive contribution margin. In 2023, Toloka AI extended its offering to target niche GenAI-oriented ventures such as fine-tuning services and LLM-powered apps.

The platform meets the most rigorous information security and data privacy standards: it is GDPR-compliant and certified to ISO 27001, 27701 and HIPAA. Toloka AI empowers research in AI, offering open-source projects, open datasets and conducting joint research with top academic institutions worldwide.

•	Avride

The Avride team develops autonomous driving solutions, building on its successful track record of piloting projects across Europe, the Middle East, North America, and Southeast Asia. Avride focuses on two core products: autonomous vehicles and delivery robots, targeting ride-hailing, logistics, e-commerce, and food/grocery delivery as application domains.

The team boasts over eight years of experience developing autonomous technologies from scratch in diverse regulatory, cultural and operational contexts, including road testing in the most comprehensive weather and road conditions compared to its peers. Self-driving vehicles and delivery robots developed by the team have achieved a milestone of 20 million autonomous kilometers driven on public roads, and over 200,000 completed deliveries from retail and dining establishments, respectively.

As of December 2023, Avride holds testing, including driverless testing, and carries out commercial delivery projects across four geographies: the USA, Israel, UAE, and South Korea.

•	TripleTen

TripleTen stands as a world-class EdTech service developed by a team with over 15 years of experience, dedicated to preparing specialists for STEM roles and equipping them with essential technology skills. It offers four immersive study tracks: Software Engineering, Data Science, BI (Business Intelligence) Analytics, and Quality Assurance. These programs, accessible remotely, span North and South America and the Middle East; while this provides a globally relevant education, TripleTen seeks to maintain a local touch. Across 2022 and 2023, over 5,000 people took advantage of the reskilling opportunities offered by TripleTen. The bootcamp offered by the company has over 60 partner employers worldwide. Blending bootcamp and massive open online course (“MOOC”) formats, TripleTen provides an inclusive environment for individuals from underrepresented groups in IT careers.

In 2023, TripleTen maintained its position among the top-rated EdTechs in the US based on employment rate, median post-graduation salaries, and student feedback. According to TripleTen’s 2023 Outcomes Report, 87% of graduates secured employment within six months of graduation.

Our Team

Our experienced staff will be fundamental to the future success of the Company and the International Businesses. The Company and the International Businesses currently employ approximately 1,300 people, with a significant portion based at our headquarters in Amsterdam and located internationally, including in Israel, Germany, Switzerland, Czech Republic, the US, Serbia, and the UAE. Many of these people relocated from Russia since February 2022, while others have been hired locally. We expect to make significant additional hires internationally to support the growth of the International Businesses.

Financing

In order to support the development of the International Businesses, we anticipate that we will retain a portion of the cash consideration received pursuant to the Sale, the amount of which will be determined by our Board following completion of the Sale.

In addition, we anticipate that the International Businesses will require further equity financing in the near- to medium-term to accelerate their development and realize their growth potential. We expect to seek equity financing in the public and/or private markets, and to target exclusively international investors outside of Russia, including institutional investors, private equity firms, venture capital firms, or any other suitable enterprises and companies interested in partnering with our businesses.

Separation and Independence

As described above, we have invested significant effort and expense to restructure the Yandex Group in preparation for the separation of the Yandex Russia businesses and the International Businesses. In particular, we have established the necessary infrastructure to enable the Company and the International Businesses to operate on a stand-alone basis, with a view to ensuring the complete legal, operational, administrative and technological separation from Yandex Russia. Following completion of the Sale, we intend to engage a “Big Four” accounting firm to undertake a compliance review of our Company’s structure, operations and technology to confirm the complete separation from the Yandex Russia businesses.

Restrictive Covenants

As part of the Sale, the Company has agreed to certain non-compete restrictions. The Company and its affiliates will be permitted to operate the International Businesses, including any development or natural evolution of the International Businesses, globally (save for in Russia and Belarus) at any time. However, for a period of five years following First Completion, the Company cannot develop, nor can the International Businesses grow outside of their original scope so as to compete with the Yandex Russia businesses as they were conducted at First Completion, anywhere in the world. In addition, the Company has agreed that neither the Company nor the International Businesses will solicit or hire any employees of the Yandex Russia group for a period of five years, subject to customary exceptions.

We do not anticipate that these restrictions will limit the ability of our International Businesses to grow, develop and pursue their business plans as currently contemplated, although we cannot guarantee that there may not be unforeseen opportunities that our Company will not be able to capitalize on during the five years following First Completion.

Intellectual Property

Our core intellectual property asset is our talented team of approximately 1,300 people employed by the Company and our International Businesses, who are well placed to develop new proprietary technology for our retained businesses. In addition, the Company will receive transitional licenses to the intellectual property created by the Yandex Russia businesses for various fixed periods in 2024, to facilitate the further development of the International Businesses’ own technology.

Public Status and Listing

Our Class A Shares have been listed on Nasdaq since 2011 and on the Moscow Exchange since 2014. Trading in our securities on Nasdaq has been subject to a trading halt since February 2022. Our Class A Shares continue to trade on the Moscow Exchange, although trading for a number of international shareholders is significantly restricted.

In March 2023, the Listing Qualifications Staff of Nasdaq (the “Staff”) notified the Company that it had determined to delist our shares from the exchange. We appealed the Staff’s decision, and in June 2023, received news of a favorable response from the Nasdaq Panel to overturn the Staff’s decision, subject to certain conditions, including the completion of the Sale. The trading halt in our shares remains in place. We will seek to maintain the listing of our Class A Shares on Nasdaq, although we can provide no assurance that we will be successful in this regard, or when or if trading of our Class A Shares on Nasdaq will resume.

The Company plans to apply to delist its Class A Shares from the Moscow Exchange, to be effective as of the Second Completion.

The Target is expected to obtain public status and a listing on the Moscow Exchange in advance of First Completion.

Governance

Under the terms of the Sale, Messrs. Voloshin, Yakovitsky, Moldovan and Betin will step down from our Company’s Board with effect from First Completion. Messrs. Boynton, Ryan and Rijnja will continue to serve.

We anticipate that, following completion of the Sale, the remaining Board members will propose additional directors with appropriate international business and technology experience for election to our Board and its committees in due course.

Rebranding

The Company and the International Businesses will cease to use the Yandex brand, other than during a short transition period through to the end of July 2024, and in due course we intend to propose to Shareholders a change of the legal name of the Company. The Company is also required to obtain a new Nasdaq “ticker” symbol within one year of the ongoing trading halt on Yandex N.V. shares being lifted. We anticipate that our International Businesses will develop their own branding going forward. The Target group will retain the use of the Yandex brand.

6.	TREATMENT OF OUTSTANDING EQUITY AWARDS

The Company has previously granted a number of equity awards pursuant to its 2016 Equity Incentive Plan (the “2016 Plan”) as well as its predecessor plan. Currently, there are various outstanding equity awards in issue under these plans, including in the form of restricted share units, performance share units, share appreciation rights, share options and other equity-based awards. In addition, the 2016 Plan provides the opportunity for participants employed in respect of several of the Yandex Group’s business units to receive equity awards or synthetic option awards in respect of the relevant business units together with a linked award in the form of a restricted share unit in respect of the Company.

In connection with the Sale, the Board has approved amendments to certain of the Company’s existing equity incentive arrangements. These amendments will provide that participants who remain with the Target will, upon future exercise or settlement of currently vested awards, receive securities in the Target, rather than in the Company. Accordingly, awards in respect of approximately 5.4 million Class A shares will terminate, and approximately 5.4 million shares of Target will be allocated for this purpose. Unvested Company awards held by such participants will lapse.

Awards held by participants who will continue with the Company and the International Businesses will remain outstanding in accordance with their terms.

The 2016 Plan will continue to remain in effect and the Board expects to make future grants of equity awards to employees of the Company and the International Businesses going forward. We intend to seek Shareholder approval in due course for a significant increase in the available share pool under the 2016 Plan in order to provide appropriate compensation and incentives to the growing staff of the Company and the International Businesses, and commensurate with the early-stage nature of the group going forward.

7.	BACKGROUND AND FURTHER CONTEXT TO THE PROPOSALS

Yandex N.V. is the ultimate parent company of the Yandex Group. Although our Company’s headquarters are in Amsterdam, the operations of our principal subsidiaries are managed from Moscow. Since February 2022, the geopolitical situation has presented significant challenges for our group. Below we describe some of the key challenges that have or may affect our Company, businesses and operations, as well as the structure and terms of the proposed Sale.

International Measures against Russia

The Company and its subsidiaries are not a target of sanctions imposed by US, UK, EU or Switzerland. Nonetheless, international sanctions have created significant challenges for our businesses and operations.

Sanctions imposed against the Russian economy

A wide range of measures have been taken by the US, UK, EU and Swiss governments, among others, against Russia and Russian persons. These measures are wide-ranging and cover specific individuals and entities, impose travel bans and asset freezes, restrict imports and exports, limit the financial and advisory services available to Russian businesses and individuals, and otherwise impose limits on Russian financial actions generally.

The governments of the US, UK, EU and Switzerland (among others) have imposed sanctions upon key individuals perceived to be integral to the Russian government and its military operations. In addition, Russian economic targets have been sanctioned including many prominent Russian businesspeople, oligarchs and other wealthy individuals. These designations have severely limited the pool of potential investors in the Target with sufficient funds to meet our consideration criteria. International governments have also sought to target banks and financial institutions or companies in the military or defense sectors, thus restricting the financing options available to possible counterparties.

Restrictions imposed on our Class A Shares

On February 28, 2022, Nasdaq and the New York Stock Exchange imposed a halt of trading in securities of a number of companies with material operations in Russia, including the Company, which currently remains in place. While trading on the Moscow Exchange continues, the international settlement systems remain closed for trading in Rubles and in securities of Russian businesses. The liquidity of our shares on the Moscow Exchange remains limited to the number of shares held in the Russian clearing systems, and investors from “unfriendly” jurisdictions are not permitted to trade on the Moscow Exchange.

Voluntary Restrictions on Russia-related Business

Neither Yandex N.V. nor any of its subsidiaries is a target of sanctions in the US, UK, EU or Switzerland. Nevertheless, a number of international financial institutions, services providers and suppliers have elected to decline to engage in business with any companies with a significant nexus to Russia, even where such activities are permitted by applicable sanctions. For example, a number of law firms, accounting firms and consultants have declined to continue to do business with us, even where such activities would be in compliance with international sanctions.

Russian Countersanctions and other Legislative Measures

Since February 2022, a number of new Russian laws and regulations have been adopted or proposed that could adversely affect the ownership of our Company or impact the manner in which we can effect the Sale.

Commission Approval Process

The Sale will require the approval of the Commission. The approval process covers various transactions otherwise prohibited by countersanctions, including any direct and indirect transfer of shares and equity participation rights in Russian entities by parties associated with “unfriendly” foreign jurisdictions. The approval process has been gradually tightened and is associated with a spectrum of onerous conditions designed to make transactions difficult and unfavorable for international participants.

•	Commission Composition. The Commission comprises one representative from each Administration of the President, the Ministry of Economy, the Central Bank of Russia and the Ministry of Finance. All decisions are passed unanimously.

•	Transaction Conditions. The guidelines for approval provide for the following conditions on which the Commission could generally approve any given transaction:

o	independent appraisal of the value of assets (shares of stock, shares and contributions), made by one of the recommended appraisers using an approved appraisal methodology;

o	a sale price at a discount of not less than 50% of the appraisal value;

o	establishment of the key performance indicators of effectiveness (KPIs) for the purchaser(s) or the target entity, including preserving main lines of activities and technical resources, retaining employees and due performance of certain contracts;

o	payment of consideration to the selling shareholders from “unfriendly” states into type “C” blocked accounts or in Rubles using Russian bank accounts without expatriation of the proceeds abroad, or deferral in payments if the consideration is paid to an account outside of Russia; and

o	an obligation to make a voluntary contribution to the federal budget (so-called “exit tax”).

We have structured the Sale with a view to the Commission’s requirements. As noted in Section 2 (Proposal One: The Sale of Yandex Russia), the total consideration for the Sale of RUB 475 billion (approximately USD 5.2 billion) (subject to adjustments) reflects the 50% discount to the “fair value” of the Target and its businesses.

Further, we anticipate that the Commission will approve that the cash consideration will be paid in Chinese Yuan, as well as the payment of the cash consideration to an account of the Company outside of Russia.

General Sanctions and Countersanctions against “Unfriendly” States

Russian countermeasures include a number of provisions restricting or otherwise affecting the rights of foreign parent companies, including:

•	Designation of so-called “Unfriendly” States. Russian countersanctions specifically target so-called “unfriendly” states, the citizens and officials of such states, and legal entities directly or indirectly controlled by, or affiliated with, such states (including by way of having the principal place of registration or business in such state). The list of “unfriendly” states, which is maintained by the Russian government, covers those jurisdictions that have introduced sanctions against Russia and includes, for example, the US, the UK, all EU member-states (including the Netherlands), Switzerland and others.

•	Russian Countersanctions. The President of the Russian Federation has discretion to introduce restrictive measures against legal persons without needing to adhere to the legislative process in the Russian parliament. Such measures include, but are not limited to, restrictions on transactions between Russian persons and foreign persons and persons connected with so-called “unfriendly” states, restrictions on dividend distributions to such persons, the freezing and blocking of assets and properties of such persons, currency control restrictions, and additional clearance requirements for specific transactions.

Key Russian Regulations relevant to the Sale

•	Prohibition on Certain Securities Transactions. Pursuant to Presidential Decree No. 81, it is prohibited for Russian persons to engage in securities transactions with persons connected with so-called “unfriendly” states, unless expressly permitted by the Commission. The Commission will only authorize such transactions with a unanimous decision from its members, subject to any additional conditions that may be imposed. Certain of these countersanctions also include anti-avoidance provisions. Approval pursuant to this decree is a condition precedent to our Sale.

•	Restrictions on Certain Transactions including for Corporate Restructuring Purposes. Presidential Decree No. 618 provides that prior clearance from the Commission is required for direct and indirect transactions relating to participatory interests in limited liability companies (the most common form of legal entities in Russia), if persons connected with so-called “unfriendly states” or persons controlled by such so-called “unfriendly” states are involved. Commission approval is required even for entirely intra-group transactions, which significantly burdens any corporate restructurings. Approval pursuant to this decree is a condition precedent to our Sale.

•	Restrictions on Transactions with Strategic Companies’ and Financial Institutions’ Shares. Pursuant to Presidential Decree No. 520 of August 5, 2022, certain transactions with shares in certain strategic companies including financial institutions, have been prohibited. The list of affected financial institutions includes many banks controlled by foreign holding companies, including Yandex Bank. Transactions covered by Decree No. 520 require express clearance from the President of the Russian Federation. Approval pursuant to this decree is a condition precedent to our Sale.

•	Non-compliant Transactions. Federal Law No. 387-FZ authorizes the Russian state prosecutor’s office to challenge certain transactions, including transactions made not in compliance with Russian sanctions and countersanctions measures. Some of the non-compliant transactions are deemed null and void, for instance, any transactions made in violation of Decree No. 520. It is possible that any non-compliant transactions can be challenged in court, including by a party to the non-compliant transaction, and the court can rescind the transaction.

Restrictions on the movements of assets and cash

It has become increasingly complex for Russian actors to transact with non-Russian “unfriendly” market participants, particularly with respect to transferring any substantive assets or cash. Examples of some of the measures which have influenced the terms of our Sale, or the market generally, are summarized below:

•	Blocked type “C” Accounts. Pursuant to Presidential Decree No. 95, creditors from so-called “unfriendly” states can only receive repayment from Russian borrowers into special blocked type “C” accounts opened with a Russian bank and in Rubles, unless permission is granted by the Central Bank of Russia or the Russian Ministry of Finance to the contrary. Simultaneously, Decree No. 95 requires that any securities held by a foreign holder associated with an “unfriendly” state, if held with a Russian nominee, custodian or broker, must be held on a blocked type “C” account. Type “C” bank accounts and securities accounts are subject to a special regulatory regime imposed by the Central Bank of Russia. The funds and securities on type “C” accounts cannot be freely used, unless with permission from the Commission. Our Sale transaction contemplates this decree and necessarily uses Chinese Yuan as the consideration currency, paid outside of Russia (see Section 2 (Proposal One: The Sale of Yandex Russia) for further details). As a result, we expect to obtain the necessary approval for the funds and the shares in order to complete our Sale.

•	Restrictions on Distributions of Profits. Pursuant to Presidential Decree No. 254, restrictions have been placed on the distribution of profits to shareholders from so-called “unfriendly” states by, among others, limited liability companies. Accordingly, the payment of distributable profits must be made only to special blocked type “C” accounts, where the relevant amount is more than RUB 10 million. In addition, any payment of dividends denominated in foreign currency must also be made in Rubles at the official exchange rate established by the Central Bank of Russia as at the date of payment. The transfers of dividends to regular accounts of foreign members or abroad are only possible with the permission of the Central Bank of Russia (with respect to Russian companies that are financial institutions) or the Ministry of Finance (with respect to other Russian companies).

•	Prohibition on Certain Loans. Pursuant to Presidential Decree No. 79 of February 28, 2022, Russian persons are prohibited from extending loans to non-Russian residents connected with so-called “unfriendly” states, unless expressly permitted by the Commission.

•	Restrictions on Payment of Royalties. Pursuant to Presidential Decree No. 322 of May 27, 2022, Russian residents are prohibited from making license payments under contracts relating to intellectual property rights to foreign bank accounts of rightsholders resident in “unfriendly” states or who otherwise support sanctions against Russia. Instead, such payments should be made to a special type “O” blocked account opened with a Russian bank in the name of the rightsholder.

Mechanisms to seize or take control of international assets in Russia

Extensive legislation has been adopted that affects international businesses, like the Yandex Group, that have substantive interests in Russia. Some of the key measures imposed by the Russian government in this regard are summarized here:

•	Takeover of foreign companies. Presidential Decree No. 302 of April 25, 2023, authorized the takeover by governmental agencies of foreign-owned companies. The decree effectively deprives affected foreign companies associated with “unfriendly” states of their assets in Russia. The triggers for takeover are broad and can be interpreted onerously. To date, the takeover process has been applied to Russian power generation companies that belong to Uniper and Fortum, as well as to Danone and Carlsberg (Baltika) entities in Russia and some other businesses (see our high-level case studies set out below).

•	Forced Re-domiciliation to Russia. We have seen examples of Presidential Decrees, issued unexpectedly, relating to the forced “re-domiciliation” of international projects, primarily with respect to oil and gas projects to date. The relevant examples include: Presidential Decree No. 416 of June 30, 2022, which relates to the forced “re-domiciliation” from BVI to Russia of the concessionaire of the Sakhalin-2 oil and gas export project; Presidential Decree No. 723 of October 7, 2022, which relates to a similar forced “re-domiciliation” procedure in relation to the operator of the Sakhalin-1 project; and most recently, Presidential Decrees No. 965 and No. 965 of December 19, 2023 on “russification” of joint-ventures between Gazprom and foreign oil and gas companies. The Russian parties of each joint venture received their proportional share in the relevant new Russian entity by operation of law, while the foreign parties’ proportional shares are withdrawn from them and are sold to a specified Russian purchaser with proceeds allocated into a blocked type “C” bank account in the name of the relevant foreign party.

•	Termination of foreigners’ control over significant Russian businesses. On August 4, 2023, Russia passed a law that allows for the termination of foreign control over significant Russian companies: federal law No. 470-FZ, “On Specifics of Corporate Governance in Business Companies which are Economically Significant Organizations”. While this law has not yet been applied to any Russian company, the legislation threatens that, to the extent a significant company has a foreign parent, direct and indirect Russian shareholders can receive shares in the relevant Russian entity directly, while the shares of the foreign parent are “suspended” by transfer into the holding of the Russian entity itself. During “suspension”, such “suspended” shares do not provide any corporate or economic rights and can be diluted. Most recently, amendments to the law were submitted for consideration to Russian State Duma and if passed, they will introduce substantial fines for Russian shareholders who fail to receive shares in the relevant Russian entity.

•	Removal of Voting Rights of Shareholders and Directors from “Unfriendly” States. Decree No. 16 of January 17, 2023 allows certain Russian companies whose majority shareholder is a Russian person subject to foreign sanctions to change their corporate decision-making so that minority shareholders from the “unfriendly” states (or those controlled by persons from such states) and directors nominated by them lose their voting rights at the shareholder meetings in the boards of directors (supervisory boards) and management boards.

•	“Confidential Cooperation” Laws. With effect from January 2023, amendments to Russian criminal law expanded the scope of high treason offences and impose criminal liability on those engaging in “confidential cooperation” with non-Russian persons.

•	“Foreign Influence” Laws. With effect from January 2023, Russian laws have been consolidated in respect of foreign agents, which covers entities and natural persons that are under “foreign influence” or receive support from outside of Russia, and are said to be involved in specific activities, including information dissemination via mass media or otherwise.

•	Compliance with International Sanctions. Russian authorities for quite some time have considered making compliance with international sanctions illegal for Russian persons. These considerations have not yet resulted in the imposition of criminal liability, however, compliance or purported compliance with foreign sanctions against Russia and Russian persons in many instances works as an aggravating factor (in particular, as one of the triggers for takeover, forced re-domiciliation or termination of foreign control as discussed above).

Involuntary Russia Exit Transactions

To date, the Russian government has taken steps to take control of several Russian businesses owned by parent companies domiciled in “unfriendly” jurisdictions. For example, the Russian subsidiaries of Germany’s Uniper and Finland’s Fortum were taken under Russian state control in April 2023. In addition:

•	Danone S.A.. Danone, a French multinational food and drink company, had a sizeable Russian business, with the Russian market accounting for approximately 5% of the group’s €27.6 billion annual revenues in 2022. Danone was considered Russia’s biggest dairy business. Danone had announced that it was seeking to divest its Russian business, anticipating a write-off of almost €1 billion. It had been reported that its list of potential purchasers had been narrowed to three, with plans to retain a 25% stake in the business. However, before it was able to announce a suitable buyer for its Russian portfolio, Danone’s local operations were placed under “temporary external management” by the Russian authorities. According to press reports published in September 2023, Danone Russia was seized by the Russian government and has been re-branded as H&N.

•	Carlsberg A/S. The Danish multinational brewing company, Carlsberg, first started to discuss the sale of its Russian subsidiary, Baltika (with eight breweries and approximately 8,400 employees in Russia), in March 2022 with the intention of leaving Russia entirely by the end of that year. Carlsberg then announced in June 2023 that it had found a potential buyer and that an agreement had been signed. However, a Presidential Decree published on July 16, 2023, provided for the Russian state to temporarily manage the shares in Baltika. This move has restricted Carlsberg’s ability to sell the Russian subsidiary, with the company reporting the sales process as now “highly uncertain”.

Voluntary Russian Exit Transactions

A number of international businesses have also taken steps to exit Russia by way of negotiated sales of Russian assets or subsidiaries. Over 1,000 businesses have announced since February 2022 that they are voluntarily curtailing operations in Russia beyond what is required by international sanctions. A number of these large-scale businesses have reported significant losses or write-offs as a result. Softline Holding Plc, for example, sold its Russian business to its original founder for $1, despite having a market value of around $209 million in March 2022. Other businesses, such as Prosus N.V. and Veon Ltd., have elected to take similar steps to leave the region, and have recorded significant losses or write-offs as a result.

Voluntary Departures from Russian Markets

Other businesses have chosen to simply wind down their operations in Russia, impacting hundreds of staff. Some of the world’s largest technology and IT brands, including a number of our competitors, have exited the market, including Google, Meta, Netflix, X (formerly known as Twitter), Amazon, TikTok, Apple and Spotify.

8.	STEPS TAKEN BY YANDEX TO DATE

In November 2022, we announced that our Board had commenced a strategic process to pursue a restructuring of the Yandex Group’s overall ownership and governance with a view to ensuring the Company’s sustainable development and success over the longer term. Below we provide a summary of the steps our Board and management have taken to date in this regard.

Special Committee

In July 2022, the Board formed a Special Committee consisting of three independent non-executive members, to assist the Board in identifying and evaluating the appropriate courses of action. The members of the Special Committee are John Boynton, Charles Ryan, Alexander Voloshin and Alexey Yakovitsky. The Special Committee and the full Board have met several dozen times to consider these matters.

Appointment of Advisors

The Board and the Special Committee have worked with the Company’s external UK, US and Dutch legal counsel to identify, develop and implement the transactions described in this Shareholder Circular.

Consideration of Alternatives

The Special Committee first undertook a substantive and lengthy process to identify and assess potential alternatives that would address the concerns identified. Before pursuing, negotiating and approving the proposed Sale, the Special Committee considered the following potential alternative structures (both in isolation and in combination, where appropriate):

•	a spin-off or sale of the International Businesses;

•	corporate migration of our Company to Russia;

•	the relocation of our primary listing to another country, by securing a new listing on a stock exchange in a “friendly jurisdiction”, to facilitate changes in the ownership structure;

•	undertaking a share buyback process, with the aim of reducing international investors’ shareholdings in the structure;

•	a merger with a Russian partner;

•	ceding control of the Russian business to local management;

•	selling only a controlling interest in the Russian businesses, with the Company retaining a degree of economic interest in those businesses; and

•	continuation of the status quo.

The Board and the Special Committee considered these alternatives in light of the Board’s goals of rationalizing the ownership and control structure of the various parts of the group; preserving value for Shareholders in challenging circumstances; creating structures that best serve our employees and users across multiple jurisdictions; and facilitating the growth of the International Businesses.

The Board and the Special Committee ultimately concluded that the status quo was not sustainable, and that the identified alternatives were not viable or would not satisfactorily address the Board’s goals. In particular, the Board and the Special Committee concluded that each of the identified alternatives presented some combination of the following limitations:

•	excessive complexity or excessive time to implement;

•	limited likelihood of obtaining regulatory approval, either in Russia or the Netherlands or other non-Russian jurisdictions;

•	limited benefit to Shareholders located in either Russia or outside Russia;

•	excessive expense in a cash constrained environment;

•	a continued nexus to the Russian market, creating limitations on the growth of the International Businesses; or

•	failure to realize meaningful value of the Russian operations of the Company.

Consequently, the Board and the Special Committee ultimately determined to focus on the sale of 100% of the Russian businesses as the structure best suited to serve the interests of all the Company’s stakeholders, including the Class A Shareholders.

Preparatory Reorganization

In order to prepare for the divestment of Yandex Russia, the Company has implemented a complex corporate reorganization in order to streamline the group’s structure. The Company has incorporated the Target: IJSC Yandex, a new international joint stock company incorporated in the Special Administrative Region in the Kaliningrad oblast of Russia, currently a direct subsidiary of the Company. The Company will complete the sale, contribution or transfer of all of the legal entities that collectively comprise Yandex Russia to the Target by First Completion.

Sale Negotiations

In late 2022, our financial advisors in Russia commenced a controlled sale process with a view to identifying an acceptable purchaser for a controlling stake in Yandex Russia. We and our advisers considered and approached a wider pool of potential purchasers in the first quarter of 2023. Following discussions with a significant number of parties, and in light of the evolving geopolitical environment, we concluded that it was in the best interest of the Company and all of its stakeholders to pursue a sale of 100% of Yandex Russia. Consequently, in September 2023 we commenced a further round of discussions with potential purchasers, including Lukoil, which had participated in the earlier process. In particular, we concluded that the best route to maximizing the value of a sale to parties with whom we would be legally able to transact was to pursue the development of a broader consortium of investors.

Substantive negotiations with core members of the Purchaser Consortium commenced in September 2023 and continued into February 2024.

Sanctions Compliance; Diligence on Purchaser Consortium

In light of the broad international sanctions regimes in place, we conducted extensive due diligence on the Purchaser Consortium, including: screening of investors for sanctions status and possible disqualifying affiliations or relationships; engaging a third-party global investigations consultancy to conduct in-depth due diligence on all of the members of the subsequently agreed Purchaser Consortium; and direct interviews with the members of the Purchaser Consortium.

The due diligence we have conducted supports the conclusion that neither the Purchaser nor any of the members of the Purchaser Consortium, nor any party that owns or controls such parties, is a target of comprehensive blocking sanctions or asset freeze measures in the US, EU, UK or Switzerland. We also evaluated each potential investor’s reputation, business history and sources of wealth.

Approval of Proposals

Following a number of preliminary discussions, on February 2, 2024, the Board met and discussed the Proposals in detail, and then unanimously approved the Proposals and resolved to recommend the Proposals to the Shareholders for approval.

9.	RISK FACTORS

Below we describe the key risks related to the proposed Sale. The following overview is not intended to be an exhaustive list and should be read in conjunction with the other information in this Shareholder Circular. The risks described below are not the only ones that we face in relation to the proposed Sale; additional risks of which we are unaware, or that we currently deem immaterial, may also become important factors that affect us. Any of these risks could adversely affect our Company or our ability to complete the Sale, and could adversely affect the interests of our Class A Shareholders.

Risks Relating to the Completion of the Sale

We can provide no assurance that the Sale will be completed.

Completion of the Sale is subject to a number of conditions, many of which are outside of our control, including:

•	obtaining the consent or approval of a number of governmental authorities, including:

o	consent from the Federal Antimonopoly Service of the Russian Federation,

o	approval of the Commission,

o	consent from the Central Bank of Russia regarding the indirect transfer of shares in the capital of JSC Yandex Bank, and

o	consent from the Russian President pursuant to Decree No. 520 dated August 5, 2022, regarding the indirect transfer of shares in the capital of JSC Yandex Bank;

•	there being no sanctions (or other restraint) applicable against the Purchaser or the Company which have the effect of prohibiting or otherwise restricting the Sale or performance of any obligations under the Share Purchase Agreement;

•	receipt of requisite approvals by our Shareholders; and

•	other relevant and applicable regulatory and third-party approvals.

If any of the conditions are not satisfied, including as a result of evolving geopolitical circumstances or other political considerations, we would be unable to complete the Sale. In particular, several of the required approvals may entail political considerations and may be withheld or delayed for reasons unrelated to the commercial substance of the Sale. Further, we will also need to obtain confirmation from the Company’s bank and the Purchasers’ correspondent banks that they are able to receive and process the relevant cash consideration payments respectively before the parties can proceed to First Completion. If this confirmation cannot be obtained, we would not be able to complete the Sale.

In addition, our ability to complete the Sale will remain subject to the continuously evolving international and Russian political and regulatory environment. In particular, it is possible that the Commission could impose different or additional conditions on the Sale than those we expect, or that changes to Russian legislation or international Sanctions could frustrate or block the consummation of the Sale on the agreed terms.

Even if First Completion occurs, we can provide no assurance that Second Completion will occur.

Pursuant to the Share Purchase Agreement and subject to First Completion having occurred, the Purchaser will be obligated to acquire the remaining interest in the Target and to pay the remaining consideration at Second Completion. Depending on the proposed acquisition of Class A Shares by the Purchaser on the terms referred to at page 9 of this Shareholder Circular, the Purchaser will be obligated to pay some or all of the remaining consideration in cash.

Although we have negotiated contractual protections with a view to ensuring that Second Completion occurs, we can provide no assurance in this regard. International or Russian legislative, regulatory or sanctions developments could prevent the parties from effecting the Second Completion. Moreover, in the event that the Purchaser breaches its obligations to effect the Second Completion, we would have contractual rights to seek recourse but may be unable to obtain specific performance or other injunctive relief, and may not be able to obtain cash compensation in a sufficient amount or at all.

The completion of the Sale will be subject to a number of risks in light of the broader geopolitical circumstances.

In the event that international sanctions are imposed on any parties involved in the Sale, including on the Company, any of its subsidiaries, the Purchaser, any of the underlying Purchaser Consortium or any of their finance providers, or countermeasures are introduced in Russia that affect the Sale, we may be unable to complete the Sale in a timely manner or at all. In addition, completion of the Sale will require the involvement of a number of international counterparties, including the Company’s banks. If any such parties are legally prohibited from acting in connection with the Sale, or decide for policy or other reasons not to act, we may be unable to make alternative arrangements or to complete the Sale, and the interests of our Shareholders could be materially adversely affected.

The Purchaser may be unable to satisfy its obligation to pay cash consideration at First and/or Second Completion.

The Purchaser Consortium is expected to fund the Purchaser in advance of First and/or Second Completion with a combination of equity and debt financing in order to meet its cash consideration obligations. If one or more members of the Purchaser Consortium fails to provide its equity contribution to the Purchaser, or if the Purchaser’s lender fails to advance the anticipated debt financing, the Purchaser may be unable to complete the Sale. We would have limited or no recourse in such circumstances.

Our Shareholders may not approve the proposed Sale, in which case the Company may have limited ability to pursue any alternative transaction.

We understand that we have a large and diverse shareholder base, including shareholders located in the US, EU, UK, Russia and elsewhere, who originally purchased their Class A Shares on Nasdaq, the Moscow Exchange or over-the-counter. Some of our Shareholders have held their shares since before February 2022, while others have acquired shares since that time, either in the market in Russia or over-the-counter. As a consequence, there is likely to be a range of interests and perspectives among our Shareholders and we cannot predict or guarantee the outcome of voting on any of the Proposals.

If the Proposals are not approved, we will not be able to proceed with the Sale. In such case, we may have limited ability to identify, structure and negotiate an alternative transaction that would provide for better or equivalent terms for our Company and Shareholders, or at all. Further, such a result may increase the risk of other potential adverse actions against our Company, as described below.

If we are not able to complete the proposed Sale, it is possible that steps could be taken pursuant to existing or new Russian legislation that could materially adversely affect our Company and some or all of our Shareholders.

As described above, actions have been taken in Russia with respect to the Russian operations of several multinational companies in the past two years, including Fortum, Uniper, Danone and Carlsberg. Given the significance of the Yandex operations in Russia and the increasing countermeasures by the Russian government against entities incorporated in “unfriendly” countries such as the Netherlands, it is possible that, in the event we are unable to complete the Sale, similar or other actions could be taken against the Yandex Group. Any such actions could result in our loss of ownership or control over our businesses in Russia, which would materially adversely affect the interests of our Class A Shareholders (particularly those outside Russia).

If we are unable to complete the proposed Sale in a timely manner, the future prospects of our Company and the International Businesses could be materially and adversely affected.

The Company and the International Businesses have historically been financed principally by the operating businesses in Russia. Due to the regulatory restrictions described above, there are now significant limitations on the transfer of funds from Russia to parent companies incorporated in jurisdictions that are considered to be “unfriendly” by the Russian government. In the event that the Sale is not completed, it may be difficult or impossible to continue to finance the requirements of our Company or the International Businesses from our broader group or to find alternative sources of financing, and there would be significant uncertainty regarding their ability to continue as a going concern.

In addition, if the Sale is not completed in a timely manner, we may face a number of other risks, including:

•	increasing constraints imposed by international sanctions;

•	potential loss of employees of the International Businesses;

•	further distraction of Board and management time, and additional expense, in seeking an alternative transaction; and

•	delisting of our Class A Shares from Nasdaq.

If the Sale is not completed, our Board will need to seek another opportunity or alternative transaction, however we can provide no assurance that we would be successful in doing so.

Even if the Proposals are approved, we will continue to be subject to general business uncertainties and contractual restrictions while the proposed Sale is pending completion, which could adversely affect our existing business and operations.

In connection with the proposed Sale, if approved, it is possible that some of our remaining international or domestic customers, suppliers and other persons with whom we currently or might potentially have a business relationship with may delay or defer certain business decisions or might seek to terminate, change or renegotiate their relationships with us as a result of the proposed Sale, which could negatively impact our existing revenue streams in respect of both our Yandex Russia businesses and the International Businesses.

In addition, the Share Purchase Agreement includes customary restrictions on the conduct of business of the Target group prior to First Completion, which may affect the ability of the Target group to execute certain of its business strategies in the near term.

Risks Arising Following Completion of the Sale

We may be subject to material claims under the Share Purchase Agreement.

The Share Purchase Agreement contains customary warranties, indemnities and covenants for a transaction of this nature. In the event that the Purchaser were to bring successful claims under the Share Purchase Agreement, we could incur significant liabilities. Such risk may be heightened given the limited visibility the Company has had in recent periods over the operations of Yandex Russia, as well as the geopolitical context in which the Sale is being consummated.

We may incur material tax liabilities in connection with the Sale, which would reduce the amount of net proceeds available for ultimate distribution to our Shareholders.

As described above, a significant portion of the consideration for the Sale will be paid in the form of Yandex Class A Shares to be delivered by the Purchaser. The acquisition of such shares by the Company in consideration for shares in the Target will be treated as a repurchase by the Company of its own shares for Dutch tax purposes, which would be subject to withholding tax at a 15% rate. However, we anticipate that all or substantially all of the shares so acquired will qualify as “temporary investments”, given our intention and plan to use such shares for our employee equity incentive program and for further financial purposes. We can provide no assurance, however, that the Dutch tax authorities will ultimately agree with our assessment in this regard, in which case we may incur a significant Dutch withholding tax liability. We may also need to provide for a reserve in respect of such potential liability, which would reduce the amount of net proceeds available for ultimate distribution to our Shareholders. We cannot guarantee that a combination of the aforementioned tax risks, including any we have not anticipated, will not materialize and result in a significant negative impact on the net proceeds recovered from the Sale.

The International Businesses have to date formed a part of our larger Yandex Group, but they are at an early stage and have limited experience operating on a stand-alone basis.

The various Yandex businesses historically operated as an integrated group and ecosystem globally. In preparation for the Sale, we have undertaken significant steps to ensure the complete legal and operational separation of the International Businesses from the broader group, to ensure their ability to function on a stand-alone basis. Given the scale and complexity of these restructuring steps, and the limited experience of the Company and the International Businesses operating as part of a smaller group, we may be required to take additional steps to implement the infrastructure required to operate on a stand-alone basis.

In addition, the International Businesses have historically benefited from our larger, profitable businesses in Russia. The Company has limited experience in managing and financing only early-stage businesses. Although we intend to retain a portion of the net cash proceeds of the Sale to finance the development of the International Businesses, these businesses are in their early stages and are therefore capital intensive. Although they indicate significant opportunity for revenue and growth in the future, we expect that we will need to seek additional equity or debt financing in the near to medium term. We can provide no assurance that we will be able to obtain such financing on acceptable terms or at all.

The International Businesses will no longer have access to the intellectual property created by the Yandex Russia businesses and the International Businesses’ prospects and future success depend on their ability to develop new proprietary technology.

The International Businesses have historically benefitted from access to the intellectual property developed and owned by the Yandex Russia businesses. This intellectual property will transfer with the Yandex Russia businesses as part of the Sale and the Company will not receive any long-term licenses to any such intellectual property. Although the International Businesses will benefit from certain transitional licenses from Yandex Russia for various fixed periods in 2024, the Company may incur significant expense and personnel time in developing new proprietary technology independently. Failure to develop such new proprietary technology could materially adversely affect the Company’s prospects and future success.

The Company has agreed to covenants in connection with the Sale that will impose restrictions on the International Businesses.

The Company has agreed to certain non-compete obligations, for a period of five years following First Completion. The Company and its affiliates will be permitted to operate the International Businesses, including any development or natural evolution of the International Businesses, globally (save for Russia and Belarus) at any time. However, during the five year non-compete period, the Company shall not be permitted to engage in (i) the principal businesses of Yandex Russia in any territory worldwide, or (ii) any development or natural evolution of the International Businesses outside of their original scope if it were to develop in a way that would amount to any business restricted under subparagraph (i). In addition, the Company has agreed that the Company and the International Businesses will not solicit or hire employees of the Target group for a period of five years, subject to certain exceptions.

Although we do not anticipate that these obligations will impose any limits on the ability of the International Businesses to pursue their business plans as presently contemplated, it is possible that they may be required to forego potential opportunities that may arise in the future.

10.	RECOMMENDATION

For the reasons set out in this Shareholder Circular and, in particular in light of the considerations set out in Sections 7 (Background and Further Context to the Proposals) and 8 (Steps taken by Yandex to Date), the Board believes that the Proposals are in the best interests of the Company and all of its stakeholders including, in particular, its Class A Shareholders, and unanimously recommends that our Shareholders vote FOR the Proposals set forth herein.

11.	TIMETABLE

Set out below is an indicative timetable for the key steps in relation to the Proposals.

Event	Date and Time (CET)*
Voting record date for each Shareholder Meeting	February 8, 2024, at 11.59 p.m. CET
Latest time and date for receipt of forms of proxy for each Shareholder Meeting	March 6, 2024, at 11.59 p.m. CET
Class A Meeting	March 7, 2024, at 4 p.m. CET
EGM	March 7, 2024, immediately following the Class A Meeting, and subject to approval of the Proposals at the Class A Meeting

*The dates and times are indicative only and are based on current expectations and may be subject to change.

12.	GLOSSARY

In this Shareholder Circular, the following words and terms shall have the meaning given to them below:

Defined Term	Definition

2016 Plan	the Company’s 2016 Equity Incentive Plan;

Accounts	the audited annual statutory accounts of the Company for the financial years 2021 and 2022 (prepared in accordance with IFRS) to be approved at the EGM;

Additional Proposals	the proposed resolutions to adopt the Accounts and to authorize the repurchase of the Company’s Class A Shares in connection with the Sale;

Amendment	the proposed amendments to the Company’s Articles;

Articles	the articles of association of the Company;

Board	the board of directors of the Company;

Class A Meeting	the meeting of the holders of the Class A Shares to be held on March 7, 2024, at 4.00 p.m. (CET);

Class A Shareholders	the holders of the Class A Shares;

Class A Shares	the class A ordinary shares in the capital of the Company;

Class B Shares	the class B ordinary shares in the capital of the Company;

Commission	the Sub-commission of the Government Commission for Control over Foreign Investments in Russia;

Company	Yandex N.V.;

Consideration Shares	those Class A Shares of the Company that have been or will be acquired by the Purchaser from holders through the Russian depositary infrastructure;

Designated Directors	either one of the two directors elected by the Shareholders by way of a binding nomination by the Public Interest Foundation to the Board, currently Alexey Yakovitsky and Andrey Betin;

EU	European Union;

Extraordinary General Meeting or EGM	the Extraordinary General Meeting of Yandex to be held on March 7, 2024, immediately following the Class A Meeting;

First Completion	the first closing of the Sale, in accordance with the Share Purchase Agreement;

International Businesses	the four international technology businesses: Nebius AI, Avride, TripleTen and Toloka AI;

Nasdaq	the Nasdaq Stock Exchange;

Priority Share	the priority share in the capital of Yandex;

Priority Shareholder	the holder of the Priority Share;

Proposals	the proposals regarding (i) the Sale, (ii) the Amendment, (iii) adoption of the Accounts, (iv) the repurchase of certain Class A Shares, and (v) the cancellation of the Priority Share, once acquired by the Company, each as further described throughout this Shareholder Circular;

Public Interest Foundation	the foundation structure currently in place within our corporate structure, holding certain special voting rights in the Company via the Priority Share and Yandex LLC;

Purchaser	Closed-end Mutual Investment Combined Fund “Consortium.First”, managed by JSC Solid Management Entity as trust manager;

RUB or Rubles	the currency of Russia;

Russia	the Russian Federation;

Sale	the proposed sale and purchase of the Target by the Company and the Purchaser respectively, as envisaged by the Share Purchase Agreement and contemplated by this Shareholder Circular;

Second Completion	the second closing of the Sale, in accordance with the Share Purchase Agreement;

Share Purchase Agreement	the share purchase agreement entered into by the Company and the Purchaser, on February 4, 2024, relating to the proposed Sale;

Shareholder Circular	this document;

Shareholder Meetings	the Class A Meeting and the Extraordinary General Meeting;

Shareholders	all of the shareholders of the Company;

Special Committee	the committee of the Board formed in July 2022 to oversee the Sale;

Target	IJSC Yandex, a new international joint stock company incorporated in the Special Administrative Region in the Kaliningrad oblast of Russia with registration no. 1233900014699, serving as the holding company for Yandex Russia;

UK	United Kingdom;

US	United States of America;

Yandex Group	Yandex N.V. and its subsidiaries; and

Yandex Russia	all legal entities and operations in Russia and further operations elsewhere in the region and certain international markets.

SCHEDULE 1
Notice, Agenda and Explanatory Notes for the Class A Meeting

YANDEX N.V.

Schiphol Boulevard 165

1118 BG Schiphol

The Netherlands

To:	Holders of Class A Ordinary Shares in Yandex N.V.
From:	Board of Directors
Date:	February 8, 2024

Notice of Meeting of holders of Class A Ordinary Shares of Yandex N.V.

We hereby inform you that Yandex N.V. (the “Company”) will hold a meeting of holders of Class A Ordinary Shares (the “Class A Meeting”) on March 7, 2024 (the “Meeting Date”), beginning at 4.00 p.m. local time at the Company’s offices at Schiphol Boulevard 165, 1118 BG Schiphol, the Netherlands.

Enclosed with this notice you will find the Agenda for the Class A Meeting, together with Explanatory Notes, as well as a Power of Attorney / Proxy to authorize Company representatives to vote your shares at the Class A Meeting.

All shareholders of the Company will be given notice of a separate Extraordinary Meeting of Shareholders (the “EGM”). At the EGM, agenda items will be tabled including the approval of the divestment of Yandex Russia (the “Sale”) and the amendment of the Company’s Articles of Association (the “Amendment”).

The resolution to approve the terms of the Sale is conditional upon:

•	the Class A Shareholders giving prior approval to the Sale, by way of a simple majority of votes cast at the Class A Meeting; and

•	the Priority Shareholder having given its prior approval to the Sale.

Furthermore, the resolution to approve the Amendment is conditional upon:

•	the occurrence of the First Completion in accordance with the terms of the Share Purchase Agreement;

•	with respect to the part of the Amendment proposal relating to Articles 1 through 26 and Article 28, the Class A Shareholders giving prior approval to the Amendment, by way of a simple majority of the votes cast at the Class A Meeting;

•	with respect to the part of the Amendment proposal relating to Article 27, the Class A Shareholders giving prior approval to the Amendment, by way of a qualified majority of at least three-quarters (3/4) of the votes cast at the Class A Meeting (“Qualified Majority”). In the event that the approval with a Qualified Majority is not granted, the Board will be deemed to have revoked this part of the proposal to amend the Articles, but the remainder of the Amendment, as approved, will remain in force; and

•	the Priority Shareholder having given its prior approval to the Amendment.

The resolutions to approve the Sale and the Amendment require a simple majority and a majority of at least two-thirds (2/3) of the votes cast respectively at the EGM.

If you are planning to attend the Class A Meeting or the EGM in person, we kindly request you to provide advance notice by notifying the Company at askir@yandex-team.com before 5.30 p.m. CET on March 4, 2024.

The following agenda items are scheduled for the Class A Meeting:

1.	Approval of the resolution of the Board to enter into and approve the terms of the Sale. (Decision)

2.	Prior approval of the resolution of the EGM to approve the conditional amendments to the Company’s Articles of Association. (Decision)

***

Copies of materials related to the Class A Meeting, including this Notice of Meeting, the Agenda and Explanatory Notes, and a Draft Deed of Amendment of the Articles of Association (in Dutch and in English), are available:

•	at: www.edocumentview.com/yndx

•	on our website at https://ir.yandex/shareholder-meetings

•	at the Company’s offices (Schiphol Boulevard 165, 1118 BG Schiphol, the Netherlands)

•	from Investor Relations, by email: askir@yandex-team.com

On February 6, 2024 the total number of Class A Ordinary Shares outstanding (excluding shares held in treasury) was 325,783,607, with each Class A Ordinary Share carrying one vote.

The persons who will be considered as entitled to vote and/or attend the Class A Meeting are those persons who on February 8, 2024, after processing of all settlements as of this date (the record date), have these rights and are registered as such in a register designated by the Board. The designated register is maintained by the Company’s transfer agent and registrar, Computershare Trust Company N.A.

If you would like to attend the Class A Meeting and your Class A Ordinary Shares are held by a broker, bank or other nominee, you must bring to the Class A Meeting a letter from the nominee confirming your beneficial ownership of such shares. In order to vote your shares at the Class A Meeting, you must obtain from the nominee a proxy issued in your name. You must also bring a form of personal identification.

Your vote is important regardless of the number of shares you own. Whether or not you expect to attend the Class A Meeting, we hope you will take the time to vote your shares. If you are a shareholder of record, you may vote your Class A Ordinary Shares over the internet (at www.investorvote.com/YNDX), by telephone (at +1-800-652-8683) or by completing and mailing the enclosed Power of Attorney / Proxy card in the envelope provided. If your shares are held in “street name”, meaning they are held for your account by a broker or other nominee, you will receive instructions from the broker that you must follow for your shares to be voted.

Many brokers are subject to New York Stock Exchange (“NYSE”) rules. The NYSE rules direct that, if you are the beneficial owner of shares held in “street name” by a broker, the broker, as the record holder of the shares, is required to vote on those shares in accordance with your instruction. If you do not give instructions to the broker, the broker will be entitled to vote on the shares with respect to “discretionary” items but will not be permitted to vote on the shares with respect to “non-discretionary” items (those shares are treated as “broker non-votes”). The Proposals are not considered discretionary items. This means that brokers who have not been furnished voting instructions from their clients will not be authorized to vote in their discretion on the Proposals. We urge you to provide voting instructions to your broker so that your votes may be counted.

Under our Articles of Association, blank or invalid votes count towards establishing a quorum, but do not count for voting purposes. Shareholders and interested parties may contact any of the Company’s directors, including the Chairman, the non-management directors as a group, the chair of any committee of the Board of Directors or any committee of the Board by writing them via e-mail at askir@yandex-team.com.

Amsterdam, February 8, 2024

MEETING OF HOLDERS OF CLASS A ORDINARY SHARES

Agenda and Explanatory Notes

To:	Holders of Class A Ordinary Shares in Yandex N.V. (the “Company”)
Date:	March 7, 2024, at 4.00 p.m. CET
Location:	The Company’s offices, at Schiphol Boulevard 165, 1118 BG Schiphol, The Netherlands

Opening

Introductory Remarks

Approval of the resolution of the Board of the Company to enter into the Sale. (Decision)

To approve, pursuant to Article 14C of the current Articles of Association of the Company, the resolution of the Board of the Company to enter into and approve the terms of the Sale.

Prior approval of the resolution of the Extraordinary General Meeting of the Company to conditionally amend the current Articles of Association of the Company. (Decision)

To approve the resolution of the Extraordinary General Meeting of the Company to amend the current Articles of Association of the Company in accordance with the Draft Deed of Amendment of the Articles of Association, which is conditional upon:

•	the occurrence of the First Completion in accordance with the terms of the Share Purchase Agreement;

•	with respect to the part of the Amendment proposal relating to Articles 1 through 26 and Article 28, the Class A Shareholders giving prior approval to the Amendment, by way of a simple majority of the votes cast at the Class A Meeting;

•	with respect to the part of the Amendment proposal relating to Article 27, the Class A Shareholders giving prior approval to the Amendment, with a Qualified Majority. In the event that the approval with a Qualified Majority is not granted, the Board will be deemed to have revoked this part of the proposal to amend the Articles, but the remainder of the Amendment, as approved, will remain in force; and

•	the Priority Shareholder having given its prior approval to the Amendment.

Other Business

Any other business.

Explanatory Notes to the Agenda

Opening

The Chairman will explain the rationale and background of the Proposals as set out in the Shareholder Circular dated February 8, 2024.

Approval of the resolution of the Board of the Company to enter into the Sale

It is proposed that the Class A Shareholders approve the resolutions of the Board approving the terms of and subsequently enter into the Sale of the Target in accordance with the Share Purchase Agreement and as described in the Shareholder Circular. In accordance with Article 14C of the current Articles, the approval of the resolution of the Board by resolution of the Class A Meeting requires a simple majority of the votes cast at such Class A Meeting. In accordance with Dutch Law and Article 20.3 of the current Articles, a tabled resolution of the EGM to approve the terms of the Sale requires a simple majority of the votes cast at the EGM.

For a further explanation and background to the various elements of the Sale, reference is made to the Shareholder Circular.

Prior approval of the resolution of the EGM to conditionally amend the Company’s Articles of Association

It is proposed to amend the Company’s Articles in accordance with the Draft Deed of Amendment.

The resolution at the EGM to amend the Articles will be conditional upon the occurrence of the First Completion in accordance with the terms of the Share Purchase Agreement.

Furthermore, in accordance with Article 27.2 and Article 27.4 of the current Articles, the prior approval of:

•	the Class A Meeting by resolution of the Class A Meeting taken with a simple majority of votes cast at such meeting; and

•	the Priority Shareholder,

is required for the Amendment.

However, note that in order for the proposed Amendment to Article 27 set out in the Draft Deed of Amendment to take effect, approval with a Qualified Majority will be required at the Class A meeting in accordance with Article 27.3 of the current Articles. In the event that the Qualified Majority is not met, the Board will be deemed to have revoked this part of the proposal to amend the Articles, but the remainder of the proposal upon the Amendment will remain in force. In accordance with Article 27.2 of the current Articles, a tabled resolution of the EGM to amend the Articles requires a two-thirds (2/3) majority of the votes cast at the EGM.

Holders of the Class A Shares are advised to take good notice of the amendments contained in the Draft Deed of Amendment. For your reference and convenience, the key amendments to the Articles are summarized in our Shareholder Circular and reference is hereby made to this document. It should be noted that the summaries of key amendments set out in the Shareholder Circular are qualified in their entirety by the text of the Draft Deed of Amendment, which contains further changes beyond those summarized elsewhere. The Draft Deed of Amendment will in all circumstances prevail.

The Board of Directors, comprised solely of independent non-executive directors, recommends that the shareholders vote “FOR” the proposals set forth above.

***

SCHEDULE 2
Notice, Agenda and Explanatory Notes for the EGM

YANDEX N.V.

Schiphol Boulevard 165

1118 BG Schiphol

The Netherlands

To:	Shareholders of Yandex N.V.
From:	Board of Directors
Date:	February 8, 2024

Notice of Extraordinary General Meeting of Shareholders of Yandex N.V.

We hereby inform you that Yandex N.V. (the “Company”) will hold an Extraordinary General Meeting of Shareholders (the “EGM”) on March 7, 2024 (the “EGM Date”), beginning immediately following the Class A Meeting, at the Company’s offices, at Schiphol Boulevard 165, 1118 BG Schiphol, The Netherlands.

Enclosed with this notice you will find the Agenda for the EGM, together with Explanatory Notes, as well as a Power of Attorney / Proxy to authorize Company representatives to vote on your shares at the EGM.

Holders of Class A Ordinary Shares will be given notice of a separate Meeting of Holders of Class A Ordinary Shares (the “Class A Meeting”), which will be held on the same date but prior to the EGM. At the Class A Meeting, the prior approval by the Class A Meeting of agenda items 1 and 2 (the approval of the entering into and the terms of the Sale, and the approval of the conditional amendment to the Company’s Articles of Association) will be tabled. No other agenda items will be tabled at the Class A Meeting and only holders of Class A Ordinary Shares are entitled to attend and vote at that meeting.

The tabled resolution of the EGM to approve the terms of the Sale (agenda item 1) is conditional upon:

•	the Class A Shareholders giving prior approval to the Sale, by way of a simple majority of the votes cast at the Class A Meeting; and

•	the Priority Shareholder having given its prior approval to the Sale.

Furthermore, the tabled resolution of the EGM to amend the Articles of Association (agenda item 2) is conditional upon:

•	the occurrence of the First Completion in accordance with the terms of the Share Purchase Agreement;

•	with respect to the part of the Amendment proposal relating to Articles 1 through 26 and Article 28, the Class A Shareholders giving prior approval to the Amendment, by way of a simple majority of votes cast at the Class A Meeting;

•	with respect to the part of the Amendment proposal relating to Article 27, the Class A Shareholders giving prior approval to the Amendment, by way of a qualified majority of at least three-quarters (3/4) of the votes cast at the Class A Meeting (“Qualified Majority”). In the event that the approval with a Qualified Majority is not granted, the Board will be deemed to have revoked this part of the proposal to amend the Articles, but the remainder of the Amendment, as approved, will remain in force; and

•	the Priority Shareholder having given its prior approval to the Amendment.

If you are planning to attend the EGM in person, we kindly request you to provide advance notice by notifying the Company at askir@yandex-team.com before 5.30 p.m. (Amsterdam time) on March 4, 2024.

The following agenda items are scheduled for the EGM:

1.            Approval of the Sale. (Decision)

2.            Conditional amendment of the Articles of Association. (Decision)

3.            Adoption of the 2021 Accounts. (Decision)

4.            Adoption of the 2022 Accounts. (Decision)

5.            Authorization of the Board to acquire Class A Shares. (Decision)

6.            Approval of the cancellation of the Priority Share. (Decision)

***

Copies of materials related to the EGM, including this Notice of Meeting, the Agenda and Explanatory Notes, and a Draft Deed of Amendment of the Articles of Association (in Dutch and in English), are available:

•	at: www.edocumentview.com/yndx

•	on our website at https://ir.yandex/shareholder-meetings

•	at the Company’s offices (Schiphol Boulevard 165, 1118 BG Schiphol, the Netherlands)

•	from Investor Relations, by email: askir@yandex-team.com

The Company’s audited statutory accounts (which are prepared in accordance with IFRS solely to comply with Dutch law) for the years 2021 and 2022 are available for inspection by Shareholders at the Company’s offices at the above address; copies may be requested from Investor Relations.

On February 6, 2024 the total number of Class A Ordinary Shares outstanding (excluding shares held in treasury) was 325,783,607, with a total of 325,783,607 voting rights; and the total number of Class B Ordinary Shares was 35,698,674, with a total of 356,986,740 voting rights.

The persons who will be considered as entitled to vote and/or attend the EGM are those persons who on February 8, 2024, after processing of all settlements as of this date (the record date), have these rights and are registered as such in a register designated by the Board. The designated register for the Class A Ordinary Shares is maintained by the Company’s transfer agent and registrar, Computershare Trust Company N.A. The designated register for the Class B Ordinary Shares and the Priority Share is maintained by the Company.

If you would like to attend the EGM and your Class A Ordinary Shares are held by a broker, bank or other nominee, you must bring to the EGM a letter from the nominee confirming your beneficial ownership of such shares. In order to vote your shares at the EGM, you must obtain from the nominee a proxy issued in your name. You must also bring a form of personal identification.

Your vote is important regardless of the number of shares you own. Whether or not you expect to attend the EGM, we hope you will take the time to vote your shares. If you are a shareholder of record, you may vote your Class A Ordinary Shares over the internet (at www.investorvote.com/YNDX), by telephone (at +1-800-652-8683) or by completing and mailing the enclosed Power of Attorney / Proxy card in the envelope provided. If your shares are held in “street name”, meaning they are held for your account by a broker or other nominee, you will receive instructions from the broker that you must follow for your shares to be voted.

Many brokers are subject to New York Stock Exchange (“NYSE”) rules. The NYSE rules direct that, if you are the beneficial owner of shares held in “street name” by a broker, the broker, as the record holder of the shares, is required to vote those shares in accordance with your instruction. If you do not give instructions to the broker, the broker will be entitled to vote the shares with respect to “discretionary” items but will not be permitted to vote the shares with respect to “non-discretionary” items (those shares are treated as “broker non-votes”). The Proposals are not considered discretionary items. This means that brokers who have not been furnished voting instructions from their clients will not be authorized to vote in their discretion for the Proposals. We urge you to provide voting instructions to your broker so that your votes may be counted.

Agenda item 2 (Amendment of Articles of Association) requires a resolution of the EGM with a majority of at least two-thirds (2/3) of the votes cast at the EGM. The resolution on the Amendment of the Articles will be conditional upon occurrence of the First Completion in accordance with the terms of the Share Purchase Agreement. All other matters require a simple majority of the votes cast. Under our Articles of Association, blank or valid votes count towards establishing a quorum, but do not count for voting purposes.

Shareholders and interested parties may contact any of the Company’s directors, including the Chairman, the non-management directors as a group, the chair of any committee of the Board of Directors or any committee of the Board by writing them via e-mail at askir@yandex-team.com. Shareholders who are eligible and intend to have an item added to the agenda of the EGM must comply with the requirements contained in Article 18.4 of the Company’s Articles of Association. We reserve the right (subject to the laws of The Netherlands) to reject, rule out of order or take other appropriate action with respect to any proposal or nomination that does not comply with these and other applicable requirements.

Amsterdam, February 8, 2024

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Agenda and Explanatory Notes

To:	Holders of Shares in Yandex N.V. (the “Company”)
Date:	March 7, 2024, immediately following the Class A Meeting
Location:	The Company’s offices, at Schiphol Boulevard 165, 1118 BG Schiphol, The Netherlands

Opening

Introductory Remarks

Approval of the Sale

1.	To approve the terms of the Sale as set out in the share purchase agreement entered into on February 4, 2024, between Yandex N.V. as seller and Consortium.First, a closed-end mutual investment combined fund, as purchaser of IJSC Yandex. (Decision)

The tabled resolution of the EGM to approve the terms of the Sale (agenda item 1) is conditional upon:

o	the Class A Shareholders giving prior approval to the Sale, by way of a simple majority of votes cast at the Class A Meeting; and

o	the Priority Shareholder having given its prior approval to the Sale.

Conditional Amendment of Articles of Association

2.	To amend the current Articles of Association of the Company in accordance with the Draft Deed of Amendment of the Articles of Association and to authorize Mr. Alex de Cuba, legal counsel at the Company, and each of the lawyers, (candidate) civil-law notaries, and tax advisers of DLA Piper Nederland N.V., acting individually, to sign a notarial Deed of Amendment of the Articles of Association. This resolution is conditional upon First Completion taking place. (Decision)

The tabled resolution of the EGM to amend the Articles of Association (agenda item 2) is conditional upon:

o	the occurrence of the First Completion in accordance with the terms of the Share Purchase Agreement;

o	with respect to the part of the Amendment proposal relating to Articles 1 through 26 and Article 28, the Class A Shareholders giving prior approval to the Amendment, by way of a simple majority of votes cast at the Class A Meeting;

o	with respect to the part of the Amendment proposal relating to Article 27, the Class A Shareholders giving prior approval to the Amendment, with a Qualified Majority. In the event that the approval with a Qualified Majority is not granted, the Board will be deemed to have revoked this part of the proposal to amend the Articles, but the remainder of the Amendment, as approved, will remain in force; and

o	the Priority Shareholder having given its prior approval to the Amendment.

Approval of the Accounts

3.	To adopt the annual statutory accounts of the Company for the 2021 financial year (prepared in accordance with IFRS in accordance with the Dutch Corporate Governance Code). (Decision)

4.	To adopt the annual statutory accounts of the Company for the 2022 financial year (prepared in accordance with IFRS in accordance with the Dutch Corporate Governance Code). (Decision)

Authorization for Share Repurchase

5.	To authorize the Board for a period of 18 months to repurchase up to a maximum pursuant to Dutch law, of 50% of the issued share capital of the Company as “Share Consideration” against a purchase price to be set by the Board within the non-cash part of the total consideration for the Sale that is payable in Consideration Shares by the Purchaser. (Decision)

Approval of Cancellation Priority Share

6.	To approve the cancellation of the Priority Share that will have been acquired by the Company for nil consideration. (Decision)

Other business

Any other business.

Explanatory Notes to the Agenda

The Chairman will explain the rationale and background of the Proposals as set out in the Shareholder Circular dated February 8, 2024.

Approval of the Sale

1. Approval of the Sale

It is proposed that the Company enter into a transaction for the Sale of Yandex Russia. In accordance with Dutch law and Article 20.3 of the current Articles, this resolution requires a simple majority of the votes cast at the EGM. In addition, the approval of the resolution of the Board of the Company upon the Sale of Yandex Russia is also required, pursuant to Article 14C of the current Articles, of the Class A Meeting taken with a simple majority of votes cast at that Class A Meeting.

The terms of the Sale are described in detail in the Shareholder Circular.

Conditional Amendment of Articles of Association

2. Conditional Amendment of the Articles of Association

It is proposed to amend the Company’s Articles in accordance with the Draft Deed of Amendment.

The resolution at the EGM to amend the Articles will be conditional upon the occurrence of the First Completion in accordance with the terms of the Share Purchase Agreement.

Furthermore, in accordance with Article 27.2 and Article 27.4 of the current Articles, the prior approval of:

•	the Class A Meeting, by resolution of the Class A Meeting taken with a simple majority of votes cast at such meeting; and

•	the Priority Shareholder,

is required for the Amendment.

However, note that in order for the proposed Amendment to Article 27 set out in the Draft Deed of Amendment to take effect, approval with a Qualified Majority will be required at the Class A meeting in accordance with Article 27.3 of the current Articles. In the event that the Qualified Majority is not met, the Board will be deemed to have revoked this part of the proposal to amend the articles of association, but the remainder of the proposal upon the Amendment will remain in force.

Holders of the Class A Shares are advised to take good notice of the amendments contained in the Draft Deed of Amendment. For your reference and convenience, the key amendments to the Articles are summarized in our Shareholder Circular and reference is hereby made to this document. Furthermore, the Draft Deed of Amendment has been made available at the offices of the Company and on our website at https://ir.yandex/shareholder-meetings for inspection. A copy of the Draft Deed of Amendment will furthermore be sent to each shareholder who requests the same by sending an email to the following email address: askir@yandex-team.com. It should be noted that the summaries of key amendments set out in the Shareholder Circular are qualified in their entirety by the text of the Draft Deed of Amendment, which contains further changes beyond those summarized elsewhere. The Draft Deed of Amendment will in all circumstances prevail.

Approval of the Accounts

3-4. Adoption of the 2021 Accounts and Adoption of the 2022 Accounts

The Company’s statutory accounts have been prepared in accordance with IFRS, pursuant to Dutch Corporate Governance Code requirements. Due to the current geopolitical circumstances, it had not been possible for the Company’s auditors in the Netherlands to issue audit opinions with respect of the statutory accounts for the financial years 2021 and 2022 and the final audit of the relevant accounts was postponed. At our EGM held in May 2023, auditors Reanda Audit & Assurance B.V. were appointed as the auditors for our Company’s consolidated financial statements. Their work is now complete and the audited consolidated accounts for 2021 and 2022 are now submitted for adoption by the shareholders.

Copies of the 2021 and 2022 statutory accounts are available for inspection by shareholders at the registered office of the Company and can also be obtained from Investor Relations by email: askir@yandex-team.com.

Authorization for the Repurchase of Shares

5. Authorization of the Repurchase of Shares

In accordance with the terms of the Share Purchase Agreement, the consideration for the Sale will be paid in a combination of: (i) cash of at least RUB 230 billion; and (ii) the transfer to the Company of up to approximately 176 million Class A Shares, referred to as the Consideration Shares. The proposal to authorize the Board to repurchase shares in the capital of the Company up to a maximum, pursuant to Dutch law, of 50% of the issued share capital of the Company against a purchase price to be set by the Board within the non-cash part of the total consideration for the Sale that is payable in Consideration Shares by the Purchaser, will facilitate the Consideration Share element of the total consideration to be paid to the Company pursuant to the Sale.

Approval of the Cancellation of the Priority Share

6. Approval of the Cancellation of the Priority Share

The Priority Share will be acquired by the Company for nil consideration and subsequently cancelled with the purpose of eliminating obsolete and unnecessary elements relating to the Priority Share from the corporate governance structure of the Company. In order to cancel the Priority Share, a simple majority of the votes cast at the EGM is required, unless less than half of the issued capital is represented at the EGM, in which case at least two-thirds (2/3) of the votes cast at the EGM is required.

The Board of Directors, comprised solely of independent non-executive directors, recommends that the Company’s Shareholders vote “FOR” the proposals set forth above.

***